EXHIBIT B
                                                                 ---------


                                                               ECI Telecom Ltd.

CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

CONTENTS

                                                                            PAGE
Report of Independent Accountants

Consolidated Balance sheets as of
 December 31, 2001 and 2000                                                    3

Consolidated Statements of Income (Loss) for the Years
 ended December 31, 2001, 2000 and 1999                                        4

Statements of Other Comprehensive Income (Loss) for the
 Years Ended December 31, 2001, 2000 and 1999                                  5

Statements of Changes in Shareholders' Equity for the
 Years ended December 31, 2001, 2000 and 1999                                  6

Consolidated Statements of Cash Flows for the
 Years Ended December 31, 2001, 2000 and 1999                                  9

Notes to the Consolidated Financial Statements                                12

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS OF ECI TELECOM LTD.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries at December 31, 2001 and 2000, consolidated statements of income, comprehensive income, shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 10.8% and 6% of total consolidated assets at December 31, 2001 and 2000 respectively and whose revenues constitute approximately 4.8%, 8.2% and 7.6% of consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Those financial statements were audited by other certified public accountants whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the above-mentioned subsidiaries, is based solely upon the reports of the other accountants. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its equity in their operating results, and the results of Discontinued Business in the statement of income, is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other accountants referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations, comprehensive income, changes in shareholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

As mentioned in Note 1T2 to the consolidated financial statements, the Company changed its accounting treatment relating to Derivatives Financial Instruments and hedging activities as prescribed in SFAS 133 and also, as mentioned in Note 18A, the Company changed its accounting treatment relating to Business Combinations and Goodwill and Other Intangible Assets, as prescribed in SFAS 141 and 142.

Without qualifying our opinion, we draw attention to Note 11A.1 to the consolidated financial statement in regard of a class action lawsuit filed against the Company.

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

February 10, 2002

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31

                                                                                                     2001               2000
                                                                                           --------------     --------------
                                                                                    NOTE   $ IN THOUSANDS     $ IN THOUSANDS
                                                                                    ----   --------------     --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                            17A          226,192            286,443
Short-term investments                                                             2,17B            7,126             26,090
Receivables:
 Trade                                                                               17C          300,753            405,711
 Other                                                                               17D           66,361             66,187
Prepaid expenses                                                                                    9,839              6,967
Recoverable costs and estimated
 earnings - not yet billed                                                                         30,368             24,231
Inventories                                                                            3          274,640         (*)387,936
                                                                                           --------------     --------------

TOTAL CURRENT ASSETS                                                                              915,279          1,203,565
                                                                                           --------------     --------------

LONG-TERM BANK DEPOSITS AND
 RECEIVABLES, NET OF CURRENT MATURITIES                                                4          172,755            155,760
                                                                                           --------------     --------------

INVESTMENTS                                                                            5           36,541             49,212
                                                                                           --------------     --------------

PROPERTY, PLANT AND EQUIPMENT                                                          6
Cost                                                                                              323,891            327,774
Less - Accumulated depreciation                                                                   141,543            125,270
                                                                                           --------------     --------------

                                                                                                  182,348         (*)202,504
                                                                                           --------------     --------------

SOFTWARE DEVELOPMENT COSTS, NET                                                        7           27,086             29,054
                                                                                           --------------     --------------

GOODWILL AND OTHER INTANGIBLE ASSETS, NET                                              8           75,628            202,940
                                                                                           --------------     --------------

OTHER ASSETS                                                                                        7,290              5,125
                                                                                           --------------     --------------

TOTAL ASSETS                                                                                    1,416,927          1,848,160
                                                                                           ==============     ==============

(*)  Reclassified
The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

                                                                                                     2001               2000
                                                                                           --------------    ---------------
                                                                                    NOTE   $ IN THOUSANDS     $ IN THOUSANDS
                                                                                    ----   --------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credits                                                                   17E          120,030            231,801
Trade payables                                                                                     79,776            184,183
Other payables and accrued liabilities                                               17F          180,780            212,190
                                                                                           --------------     --------------

TOTAL CURRENT LIABILITIES                                                                         380,586            628,174
                                                                                           --------------     --------------

LONG-TERM LIABILITIES

Loans                                                                                 9A          200,000                 --
Other liabilities                                                                     9B           11,573              6,302
Liability for employee severance benefits, net                                        10           28,338             28,402
                                                                                           --------------     --------------

TOTAL LONG-TERM LIABILITIES                                                                       239,911             34,704
                                                                                           --------------     --------------

TOTAL LIABILITIES                                                                                 620,497            662,878
                                                                                           --------------     --------------

MINORITY INTERESTS                                                                                 41,574             27,852
                                                                                           --------------     --------------

COMMITMENTS AND CONTINGENCIES                                                         11

SHAREHOLDERS' EQUITY                                                                  12
Share capital                                                                                       5,873              5,873
Capital surplus                                                                                   656,614            681,806
Accumulated other comprehensive income                                                              1,800              1,298
Retained earnings                                                                                 173,567            585,943
                                                                                           --------------     --------------
                                                                                                  837,854          1,274,920
Treasury stock                                                                                    (82,998)          (117,490)
                                                                                           --------------     --------------

TOTAL SHAREHOLDERS' EQUITY                                                                        754,856          1,157,430
                                                                                           --------------     --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                      1,416,927          1,848,160
                                                                                           ==============     ==============

-----------------------              -------------------------------------
Jonathan Kolber                      Doron Inbar
Director                             President and Chief Executive Officer

Petah Tikva - Israel, February 10, 2002

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31

                                                                                   2001              2000               1999
                                                                             ----------         ---------          ---------
                                                                NOTE             $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                ----         -----------------------------------------------
Revenues                                                         17G          1,014,629         1,170,318          1,114,595
Cost of revenues                                                 17H            698,049           710,452            519,735
Royalties to the government*                                                     18,927           *24,430            *20,437
Inventory write-off                                          20; 17H            108,346             9,322                 --
                                                                             ----------         ---------          ---------
GROSS PROFIT                                                                    189,307           426,114            574,423

Research and development costs, net                              17I            141,406           147,627            125,147
Selling and marketing expenses*                                  17J            155,684          *200,397           *159,976
General and administrative expenses                              17K             91,778            87,597             64,022
Amortization of acquisition-related
 intangible assets                                                19             17,946            21,560             16,294
Impairment of assets                                              20            133,506            22,968                 --
Liability for royalties payable to the Chief                    11C3              8,394                --                 --
Scientist
Restructuring and spin off expenses                               20             24,522            26,064             14,947
Purchase of in process research and development                   19                916            28,770             87,327
                                                                             ----------         ---------          ---------
Operating income (loss)                                                        (384,845)         (108,869)           106,710
Financial expenses                                               17L            (27,806)          (11,325)            (9,622)
Financial income                                                 17L             33,776            25,693             28,375
Other income (expenses) - net                                    17M            (32,768)           34,635             50,892
                                                                             ----------         ---------          ---------
Income (loss) from continuing operations
 before taxes on income                                                        (411,643)          (59,866)           176,355
Taxes on income                                                   15                221               416              7,109
                                                                             ----------         ---------          ---------
Income (loss) from continuing operations
 after taxes on income                                                         (411,864)          (60,282)           169,246
Company's equity in results of
 investee companies, net                                                           (983)           (1,540)            (2,022)
Minority interest in income of a subsidiary,
 net of taxes                                                                    (2,383)           (1,665)            (1,703)
                                                                             ----------         ---------          ---------
Income (loss) from continuing operations                                       (415,230)          (63,487)           165,521
Discontinued operations:
Gain (loss) from discontinued operation,
 net of income taxes                                                              1,151                --            (25,593)
Loss from disposal of discontinued
 operation, net of income taxes                                                      --                --            (37,409)
Cumulative effect of accounting change, net
 of taxes                                                                         1,703           (27,923)                --
                                                                             ----------         ---------          ---------
Net income (loss)                                                              (412,376)          (91,410)           102,519
                                                                             ==========         =========          =========
EARNINGS (LOSS) PER SHARE                                        17O
Basic earnings (loss) per share for:
  Continuing operations                                                           (4.47)            (0.69)              1.82
  Discontinued operations                                                          0.01                --              (0.70)
  Cumulative effect of accounting change, net                                      0.02             (0.31)                --
                                                                             ----------         ---------          ---------
Net income (loss)                                                                 (4.44)            (1.00)              1.12
                                                                             ==========         =========          =========
Diluted earnings (loss) per share
  Continuing operations                                                           (4.47)            (0.69)              1.77
  Discontinued operations                                                          0.01                --              (0.66)
  Cumulative effect of accounting change, net                                      0.02             (0.31)                --
                                                                             ----------         ---------          ---------
Net income (loss)                                                                 (4.44)            (1.00)              1.11
                                                                             ==========         =========          =========

*  Reclassified - see Note 1(O)
The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31

                                                                                   2001              2000               1999
                                                                         --------------    --------------     --------------
                                                                         $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                         --------------    --------------     --------------
Net income (loss)                                                              (412,376)          (91,410)           102,519
                                                                         --------------    --------------     --------------
Other comprehensive income (loss):
 Cumulative effect of an accounting change, net                                  (2,631)               --                 --
Realization of gain (loss) on available for sale securities                       5,229           (16,182)              (648)
Unrealized gains from change in the fair value of
 financial instruments                                                            4,431                --                 --
Unrealized holding gains (losses) on available for sale
 securities arising during the year, net                                         (6,527)            6,309             11,171
                                                                         --------------    --------------     --------------

Total other comprehensive income (loss)                                             502            (9,873)            10,523
                                                                         --------------    --------------     --------------

Comprehensive income (loss)                                                    (411,874)         (101,283)           113,042
                                                                         ==============    ==============     ==============

*  SEE NOTE 15H.

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                           NUMBER     SHARE   CAPITAL     ACCUMULATED      RETAINED   TREASURY
                                                       OF SHARES*   CAPITAL   SURPLUS           OTHER      EARNINGS      STOCK
                                                                                        COMPREHENSIVE   (NOTE 15A1)
                                                                                        INCOME (LOSS)
                                                       ----------   -------   -------   -------------   -----------   --------
                                                               $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                       -----------------------------------------------------------------------

Balance at January 1, 1999                             76,960,419     5,317   156,559             648       606,890     (6,322)

CHANGES DURING 1999 -

Net income for the year                                        --        --        --              --       102,519         --

Employee stock options exercised and paid, net
 (Note 12C)                                               815,102        24    18,028              --            --         --

Share issuance                                         13,966,480       403   394,379              --            --         --

Conversion of convertible note into share capital         600,000        18    14,982              --            --         --

Amortization of deferred compensation expenses                 --        --     3,691              --            --         --

Realization of gain on available for sale securities           --        --        --            (648)           --         --

Net unrealized gain on available for sale securities           --        --        --          11,171            --         --

Acquisition of Company's stock                         (2,240,000)       --        --              --            --    (65,118)

Dividend**                                                     --        --        --              --       (18,221)        --
                                                       ----------   -------   -------   -------------   -----------    =======

Balance at December 31, 1999 carried forward           90,102,001     5,762   587,639          11,171       691,188    (71,440)
                                                       ==========   =======   =======   =============   ===========    =======

                                                                                       TOTAL
                                                                               SHAREHOLDERS'
                                                                                      EQUITY
                                                                               ------------
                                                               $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                        -----------------------------------------------------------------------
Balance at January 1, 1999                                                           763,092

CHANGES DURING 1999 -

Net income for the year                                                              102,519

Employee stock options exercised and paid, net
 (Note 12C)                                                                           18,052

Share issuance                                                                       394,782

Conversion of convertible note into share capital                                     15,000

Amortization of deferred compensation expenses                                         3,691

Realization of gain on available for sale securities                                    (648)

Net unrealized gain on available for sale securities                                  11,171

Acquisition of Company's stock                                                       (65,118)

Dividend**                                                                           (18,221)
                                                                               -------------

Balance at December 31, 1999 carried forward                                       1,224,320
                                                                               =============

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

                                                             NUMBER     SHARE   CAPITAL     ACCUMULATED      RETAINED   TREASURY
                                                         OF SHARES*   CAPITAL   SURPLUS           OTHER      EARNINGS      STOCK
                                                                                          COMPREHENSIVE   (NOTE 15A1)
                                                                                          INCOME (LOSS)
                                                         ----------   -------   -------   -------------   -----------   --------
                                                               $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                         -----------------------------------------------------------------------
Balance at December 31, 1999                             90,102,001     5,762   587,639          11,171       691,188    (71,440)

CHANGES DURING 2000 -

Net loss for the year                                            --        --        --              --       (91,410)        --

Employee stock options exercised and paid, net
 (Note 12C)                                                 324,246        10     6,395              --            --         --

Conversion of convertible notes into share capital, net   3,400,000       101    84,049              --            --         --

Realization of gain on available for sale securities             --        --        --        (16,182)            --         --

Net unrealized gain on available for sale securities             --        --        --           6,309            --         --

Amortization of deferred compensation expenses                   --        --     2,898              --            --         --

Acquisition of Company's stock                           (1,671,227)       --        --              --            --    (48,880)

Sale of Treasury stock                                      203,887        --       825              --            --      2,830

Dividend**                                                       --        --        --              --       (13,835)        --
                                                         ----------   -------   -------   -------------   -----------   --------

Balance at December 31, 2000                             92,358,907     5,873   681,806           1,298       585,943   (117,490)
                                                         ==========   =======   =======   =============   ===========   ========

                                                                                       TOTAL
                                                                               SHAREHOLDERS'
                                                                                      EQUITY
                                                                               -------------
                                                             $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                         -----------------------------------------------------------------------
Balance at December 31, 1999                                                       1,224,320

CHANGES DURING 2000 -

Net loss for the year                                                                (91,410)

Employee stock options exercised and paid, net
 (Note 12C)                                                                            6,405

Conversion of convertible notes into share capital, net                               84,150

Realization of gain on available for sale securities                                 (16,182)

Net unrealized gain on available for sale securities                                   6,309

Amortization of deferred compensation expenses                                         2,898

Acquisition of Company's stock                                                       (48,880)

Sale of Treasury stock                                                                 3,655

Dividend**                                                                           (13,835)
                                                                                   ---------
Balance at December 31, 2000                                                       1,157,430
                                                                                   =========

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

                                                                  NUMBER        SHARE      CAPITAL    ACCUMULATED       RETAINED
                                                              OF SHARES*      CAPITAL      SURPLUS          OTHER       EARNINGS
                                                                                                    COMPREHENSIVE    (NOTE 15A1)
                                                                                                    INCOME (LOSS)
                                                              ----------      -------      -------  -------------    ------------
                                                                  $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                              -------------------------------------------------------------------
Balance at December 31, 2000                                  92,358,907        5,873      681,806          1,298        585,943

CHANGES DURING 2001 -

Net loss for the year                                                 --           --           --             --       (412,376)
Cumulative effect of an accounting change, net (Note 1T(2))           --           --           --         (2,631)            --
Realization of loss on available for sale securities, net             --           --           --          5,229             --
Net unrealized loss on available for sale securities                  --           --           --         (6,527)            --
Amortization of deferred compensation expenses                        --           --        3,208             --             --
Net unrealized gain from change in the fair value of
 financial instruments                                                --           --           --          4,431             --
Sale of Treasury stock                                         1,214,642           --      (28,400)            --             --
                                                              ----------      -------      -------  -------------    ------------

Balance at December 31, 2001                                  93,573,549        5,873      656,614          1,800        173,567
                                                              ==========      =======      =======  =============    ============

                                                                                    TREASURY          TOTAL
                                                                                       STOCK  SHAREHOLDERS'
                                                                                                     EQUITY
                                                                                   ---------  -------------
                                                                  $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                              -------------------------------------------------------------------
Balance at December 31, 2000                                                        (117,490)     1,157,430

CHANGES DURING 2001 -

Net loss for the year                                                                     --       (412,376)
Cumulative effect of an accounting change, net (Note 1T(2))                               --         (2,631)
Realization of loss on available for sale securities, net                                 --          5,229
Net unrealized loss on available for sale securities                                      --         (6,527)
Amortization of deferred compensation expenses                                            --          3,208
Net unrealized gain from change in the fair value of
 financial instruments                                                                    --          4,431
Sale of Treasury stock                                                                34,492          6,092
                                                                                   ---------  -------------

Balance at December 31, 2001                                                         (82,998)       754,856
                                                                                   =========  =============

*        Issued and outstanding

**       DIVIDEND PER SHARE AS FOLLOWS:

                                                                            FOR THE YEAR ENDED DECEMBER 31
                                                                        --------------------------------------
                                                                             2001          2000          1999
                                                                        ---------     ---------     ---------
                                                                                $             $              $
                                                                        ---------     ---------     ---------
Interim dividend                                                               --          0.15           0.15
Proposed dividend                                                              --            --           0.05
                                                                        ---------     ---------     ---------

                                                                               --          0.15           0.20
                                                                        =========     =========     =========

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31

                                                                                    2001              2000               1999
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                              (412,376)          (91,410)           102,519

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization                                                    71,281            76,915             85,789
Cumulative effect of accounting change, net                                      (1,703)           27,923                 --
Amortization of deferred compensation                                             5,339             6,184              5,333
Loss on sale of property and equipment                                            1,778               368                162
Impairment of assets                                                            133,506            22,968                 --
Liability for royalties payable to the Chief Scientist                            8,394                --                 --
Capital gains (losses), net                                                      23,352           (37,872)           (52,383)
Other - net (mainly long-term deferred taxes)                                    (3,542)            1,501              2,777
In-process research and development costs                                           916            28,770             87,327
Company's equity in results of investee companies                                   983             1,540              2,378
Minority interest in net results of subsidiaries                                  2,383             1,665              1,703
Decrease in marketable securities                                                 4,780            50,013              8,826
Decrease (increase) in trade receivables (including
 non-current maturities of bank deposits and trade receivables)                  62,445          (105,910)          (120,774)
Decrease (increase) in other receivables                                         11,336            14,535            (28,264)
Decrease (increase) in prepaid expenses                                          (3,456)              310             (2,321)
Increase in recoverable costs and estimated earnings -
 not yet billed                                                                 (11,542)          (11,149)            (4,026)
Decrease (increase) in inventories                                               95,349          (183,418)            23,125
Increase (decrease) in trade payables                                           (92,800)           70,687             33,825
Increase (decrease) in other payables and accrued liabilities                   (10,529)           20,330             (8,648)
Decrease in other long-term liabilities                                            (275)           (1,524)              (856)
Decrease (increase) in liability for employee severance benefits                    (79)            3,698              1,196
                                                                          --------------    --------------     --------------
Net cash provided by (used in) operating activities                            (114,460)         (103,876)           137,688
                                                                          --------------    --------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in short-term investments                                                6,122           123,018            123,911
Software development costs capitalized                                          (19,407)          (26,921)           (15,444)
Investment in property, plant and equipment                                     (31,743)          (68,030)           (54,375)
Proceeds from sale of property, plant and equipment                               2,158             1,858              1,365
Purchase of technology                                                           (1,580)           (1,400)            (1,000)
Payment in respect of other assets                                                   --                --             (7,252)
Acquisition of investee companies                                                (1,266)          (13,593)              (500)
Long-terms loan granted                                                         (19,776)               --                 --
Proceeds from sale of available for sale securities                               4,632            65,125              1,905
Proceeds from sale of shares of an investee company                               4,419             2,045                 --
Long-term loans granted to investee companies                                      (184)             (626)            (4,850)
Acquisition of additional rights in consolidated subsidiary                          --                --            (12,500)
Acquisition of newly consolidated subsidiaries (A)                                  288           (99,856)            47,038
Repayment  from related party                                                     2,275                --             25,000
Proceeds from realization of consolidated subsidiaries
 and operations (B)                                                              14,053                --                 --
Proceeds from realization of investment                                              --            17,099                 --
                                                                          --------------    --------------     --------------

Net cash provided by (used in) investing activities                             (40,009)           (1,281)           103,298
                                                                          --------------    --------------     --------------

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

                                                                                    2001              2000               1999
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of employee stock options
 (net of share issue expenses)                                                       --             6,405             18,052
Proceeds from long-term loan                                                    250,000                --                 --
Exercise of employee stock options in a subsidiary
 (net of share issue expenses)                                                       --               233                 --
Repayment of long-term debt                                                          --                --             (5,779)
Increase (decrease) in short-term credit, net                                  (162,487)          216,185           (122,707)
Net proceeds from IPO in a subsidiary                                                --                --             43,199
Acquisition of the Company's stock                                                   --           (48,880)           (65,118)
Sale of the Company's stock                                                       6,092             3,655                 --
Share issue expenses                                                                 --              (850)                --
Dividend paid                                                                        --           (18,338)           (17,564)
Dividend paid to the minority                                                      (481)               --                 --
                                                                                -------           -------           --------
Net cash provided by (used in) financing activities                              93,124           158,410           (149,917)
                                                                                -------           -------           --------
Effect of change in exchange rate on cash                                         1,094             1,046               (773)
                                                                                -------           -------           ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (60,251)           54,299             90,296
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  286,443           232,144            141,848
                                                                                --------          -------           --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        226,192           286,443            232,144
                                                                                =======           =======            =======

SUPPLEMENTAL DISCLOSURES:

INCOME TAXES PAID, NET OF TAX REFUNDS                                             5,268             4,159              5,029
                                                                                =======           =======            =======

INTEREST PAID                                                                    17,648             1,059              1,933
                                                                                =======           =======            =======

A.       ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARIES (NOTE 19)
                                                                                    2001              2000               1999
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
Current assets (other than cash)                                                  2,174             9,182           (256,937)
Long-term receivables, net of current maturities                                     --                --            (10,284)
Investment in investee companies                                                     --                --            171,923
Property, plant, equipment and other assets, net                                   (707)           (2,617)           (54,545)
Goodwill                                                                        (16,348)          (77,651)          (144,646)
In process research and development                                                (916)          (28,770)           (87,327)
Long-term liabilities                                                             1,500                --             31,996
Minority interest                                                                 9,841                --              2,076
Capital gain on issue of shares to minority interest,
 in consideration for acquisition thereof                                         4,744                --            394,782
                                                                                --------          --------          --------
                                                                                    288           (99,856)            47,038
                                                                                =======           ========          ========

                                                                ECI Telecom Ltd.

B.       PROCEEDS, NET, FROM REALIZATION OF CONSOLIDATED SUBSIDIARIES

                                                                                    2001              2000               1999
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
Current assets (other than cash)                                                  8,468                 --                  --
Property, plant and equipment and other assets, net                               6,364                 --                  --
Inventories                                                                      17,948                 --                  --
Investment in investee companies                                                   (133)                --                  --
Minority interest                                                                  (298)                --                  --
Capital losses                                                                  (18,296)                --                  --
                                                                                --------          ---------          ---------
                                                                                 14,053                 --                  --
                                                                                ========          =========          ==========

C.       NON-CASH ACTIVITIES

Purchase of other assets on credit                                                   --             18,570                  --
Conversion of convertible note into share capital                                    --             85,000              15,000
Conversion of convertible debentures                                                 --                 --             177,000
Sale of production activity on credit                                                --                 --              16,689
Sale of investment in investee company for
 available-for-sale securities                                                       --                 --              29,266
Sale of fixed assets in return for shares in investee company                     1,017                 --                  --
Exchange of shares in investee companies                                            449                 --                  --

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies, applied on a consistent basis, are as follows:

     A.   GENERAL

     (1) ECI Telecom Ltd. (hereinafter "ECI" or "Company") is an Israeli corporation which develops, manufactures and markets telecommunications and messaging equipment based on digital speech and signal analysis technology. On occasion and in answer to the specific requirements of customers, ECI supplies integrated networking systems to digital communication and information broadcasting systems, enabling them to give efficient and competitive service. ECI products are designed to increase the capacity and efficiency of new and existing local and international communications networks and, also, to heighten the efficiency of communications and control thereof. ECI manufactures and markets its products itself and through its subsidiaries in Israel and abroad.

     (2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, operating as divisions of ECI, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), InnoWave ECI Wireless Systems Ltd. ("InnoWave") (operating as a separate company) and ECI Industries Ltd., to serve as a holding company and sub-contractor of the devolved companies.

          The plan of demerger contemplates that, until otherwise determined by the Board of Directors, ECI Industries Ltd. will continue to manufacture for the devolved companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. ECI will also provide the devolved companies with management and other services.

          The split-up plan was divided into two stages: in the first stage each splitting company will be transferred the assets, liabilities and business operations belonging to it and in the second stage the Board of Directors will consider transferring the holdings in one or more of these companies to the shareholders.

          Also on November 7, 2000, the Board of Directors approved the merger of ECI Telecom (1990) Export Ltd., a wholly-owned subsidiary of the Company, with and into the Company. This subsidiary holds the manufacturing plant that services Inovia Ltd. The merger was approved by the tax authorities and by the Court in 2001.

          In accordance with tax laws, the Company is unable to sell or issue shares to private investors of more than 20% of its issued share capital during the period up to the end of 2002, and from issuing shares to the public in an amount exceeding 50% of its issued share capital.

          As of January 1, 2001, the Company had established four subsidiaries which absorbed the employees of the various divisions. These subsidiaries are now operating as extensions of the Company regarding their respective areas of activity until such time as their operating assets are transferred to them by the Company (for segment reporting see Note 17G).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     A.   GENERAL (CONT'D)

          In accordance with the decision of the Company's Board of Directors dated May 22, 2001, the Company delayed the term for the second stage of the split up plan (transfer to the shareholders of its holding), mainly because of the decline in the worldwide communications market and the reduction in demand for Company's products.

          The Company has received a tax ruling that the transfer of activities to the new companies (stage 1 of the plan), will be tax free, pursuant to Section 105A(2) of the Israel Income Tax Ordinance, retroactive to the beginning of 2001. In addition, in accordance with Section 105A(1), the tax ruling permits spin-off of one or more companies. During the spin-off period (stage 2) of each spun-off company as well as during the periods specified in the law, the Company and the shareholders will be subject to the restriction provided in the law and/or the tax ruling as relevant, (see Note 15I.).

     (3) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

     (4) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

          Most of the Company's sales are made outside of Israel, mainly in dollars and other non-dollar currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

          Transactions and balances denominated in dollars are presented at their original amounts.

          Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

          All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. Such foreign exchange gains and losses are included in the same income statement items as those in which the related transactions are included.

     (5) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

                                                                ECI Telecom Ltd.

     B.   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     C.   CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.

     D.   INVESTMENTS

     1.   Investee companies

          Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

          Investment in entities in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

          - Marketable securities - as stated in 2 hereinafter.

          - Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

     2.   Marketable securities

          The Company classifies its debt and equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale.

          Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and upon other than temporary impairment.

          Dividend and interest income are recognized when earned.

                                                                ECI Telecom Ltd.

     E.   INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined as follows:

     Raw  materials (including components) - on the moving average basis.

     Work in process and finished products:

     Raw materials and components - on the moving average basis. Labor and overhead components - on the basis of actual manufacturing costs.

     F.   PROPERTY, PLANT AND EQUIPMENT

     1.   These assets are stated at cost.

     2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

          Annual rates of depreciation are as follows:

          Buildings                                       2.5%
          Machinery and equipment                         10% - 33% (mainly 10%)
          Motor vehicles                                  15%
          Office furniture and equipment                  7% - 10%

          Leasehold improvements are amortized by the straight-line method over the term of the lower between the lease period or useful economic life.

     3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

     4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of income.

     G.   ACCRUED WARRANTY COSTS

     Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on management's estimation and in accordance with the Company's prior experience.

     H.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include an allowance which Management believes reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the fairness of the allowance Management based itself on information at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

                                                                ECI Telecom Ltd.

     I.   SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer software to be sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the SFAS and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

     Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2001, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2002 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such event, related capitalized software development costs will be written-off in the following accounting period.

     J.   GOODWILL AND OTHER INTANGIBLE ASSETS

     The cost of acquired companies is allocated first to identifiable assets and liabilities based on estimated fair values and are amortized over the remaining estimated useful lives. The excess of the purchase price over the fair value of identifiable assets and liabilities acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over its estimated useful life. The useful life is determined based on the individual characteristics of the acquired entity and ranges from 2 to 25 years.

     The Company periodically evaluates the carrying amounts of goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on various analyses including the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related goodwill. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows (see Note 20).

     K.   ACQUISITION OF COMPANY'S STOCK

     Acquisition of Company's stock is presented as Treasury Stock in the statement of shareholders' equity, according to the cost method.

                                                                ECI Telecom Ltd.

     L.   REVENUE RECOGNITION

     1. System revenues are recognized when the product has already been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

          When the sales contract ties a significant portion of the payment for equipment to completion of installation or acceptance, the Company defers recognition of all revenue at least until installation is completed. Otherwise, the Company considers the sale of equipment and its installation to be two separate elements of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. If the fair value of the separate elements cannot be determined with sufficient reliability, the revenue from the entire arrangement is deferred.

     2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

     3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

     4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

     5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method. The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.
          In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full.

     M.   RESEARCH AND DEVELOPMENT

     Research and development costs, net of any grants, are charged to the income statement as incurred.

                                                                ECI Telecom Ltd.

     N.   PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT COSTS (IPR&D)

     Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

     O.   RECLASSIFICATION

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. In the current year's financial statements, the Company reclassified royalties paid to the Office of the Chief Scientist of Israel, from selling expenses to cost of revenues, in conformity with guidelines of the American Securities and Exchange Commission (SEC).

     P.   INCOME TAXES

     1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income taxes".

          Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

          Deferred taxes were not recorded in respect of the following matters -

          - Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).

          - Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).

          - Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

                                                                ECI Telecom Ltd.

     P.   INCOME TAXES (CONT'D)

     2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to earnings in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

     - Earnings distributed by domestic subsidiaries relating to "approved enterprises" can be transferred to the Parent Company by way of a tax-free merger.

     - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

     - Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

     Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Q.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Company executes currency hedging futures transactions (forward transactions and options) in order to reduce the effect of the changes in the exchange rates of certain foreign currencies versus the dollar. As of January 1, 2001 the Company adopted SFAS 133 - "Accounting for Derivative Instruments and Hedging Activities" (hereinafter - the Standard). The Standard provides that all derivative financial instruments (hereinafter - the derivatives) will be classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a "hedge", the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis. The Standard was applied by recording a cumulative effect as at the beginning of 2001 of a change in accounting method, which is presented in the statement of operations and in the statement of comprehensive income.

     R.   COMPREHENSIVE INCOME

     The Company adopted SFAS No. 130, "REPORTING COMPREHENSIVE INCOME" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments and is presented in the statement of shareholders' equity and comprehensive income.

                                                                ECI Telecom Ltd.

     S.   STOCK OPTION PLAN AND EMPLOYEE PURCHASE PLAN

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation and interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

     SFAS No. 123, "Accounting for Stock-based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

     T.   ACCOUNTING CHANGE

     1. Effective January 1, 2000, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", the Company changed certain revenue recognition policies. Changes primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. The cumulative effect of this change for periods prior to January 1, 2000 of $ 27.9 million (net of income taxes of $ 1,000 thousand), or $
          0.31 per share is shown as the cumulative effect of accounting change in the Consolidated Statements of Income. As a result of the adoption of SAB No. 101, the Company restated the earnings for the first three quarters of the fiscal year ended December 31, 2000.

     2. Commencing January 1, 2001, the Company applies the provisions of SFAS 133 in connection with "Accounting for Derivative Financial Instruments and Hedging Activities" (see 1Q, above). Adoption of SFAS 133 was made by means of:

          - Cumulative effect as at the beginning of the year at the amount of $ 1,703 thousand or $ 0.02 per share.
          - Comprehensive loss at the amount of $ 2,631 thousand.

     U.   IMPAIRMENT OF LONG-LIVED ASSETS

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net cash flow expected to be generated by the assets. See Note 20.

                                                                ECI Telecom Ltd.

     V.   SALES OF FINANCIAL ASSETS

     The Company adopted SFAS 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The standard requires recognizing the sale of financial instruments when the control over the financial asset is transferred and the consideration from the sale does not include any beneficial interests in the transferred asset.

     W.   NET INCOME (LOSS) PER ORDINARY SHARE

     Basic income (loss) per common share is computed by the dividing net income
     (loss) for each reporting period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed by dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period plus the effects of potentially dilutive common shares.

     X.   COMMITMENTS AND CONTINGENCIES

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

NOTE 2 - SHORT-TERM INVESTMENTS

                                                              DECEMBER 31        DECEMBER 31
                                                                     2001               2000
                                                           --------------     --------------
                                                           $ IN THOUSANDS     $ IN THOUSANDS
                                                           --------------     --------------
     Marketable securities                                           374                655
     Available for sale securities                                   798          (*)11,695
     Short-term deposits (see Note 17B.)                           5,954             13,740
                                                           --------------     --------------

                                                                   7,126             26,090
                                                           ==============     ==============

     (*) Includes the unrealized gain of $ 2,028 thousand (before tax), credited as comprehensive income as part of the statement of changes in shareholders' equity

                                                                ECI Telecom Ltd.

NOTE 3 - INVENTORIES

CONSIST OF THE FOLLOWING:

                                                              DECEMBER 31        DECEMBER 31
                                                                     2001               2000
                                                           --------------     --------------
                                                           $ IN THOUSANDS     $ IN THOUSANDS
                                                           --------------     --------------
     Raw materials and components                                127,646            182,035
     Work in process                                              46,841             77,348
     Finished products                                           100,153            128,553
                                                           --------------     --------------

                                                                 274,640            387,936
                                                           ==============     ==============

     As to write down and decline in value of inventories, see Note 20.

NOTE 4 - LONG-TERM BANK DEPOSITS AND RECEIVABLES, NET OF CURRENT MATURITIES

     A.   CONSIST OF THE FOLLOWING:

                                                                            WEIGHTED
                                                                    AVERAGE INTEREST
                                                                          RATE AS OF
                                                                         DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                                2001              2001               2000
                                                                   -----------------    --------------     --------------
                                                                                   %    $ IN THOUSANDS     $ IN THOUSANDS
                                                                   -----------------    --------------     --------------
     Long-term pledged deposits and trade receivables (1)                       8.11          223,300            222,032
     Less deferred interest income (*)                                                          1,819              7,065
                                                                                        --------------     --------------
     Total (2)                                                                                221,481            214,967
     Less - doubtful trade accounts (**)                                                        4,309             11,404
     Less - current maturities                                                                 44,417             47,803
                                                                                        --------------     --------------

                                                                                              172,755            155,760
                                                                                        ==============     ==============

     The  deposits and trade receivables are denominated in U.S. dollars.

     (*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.
     (**) See Note 17C.
     (1) Pledged deposits and long-term trade receivables (a) (hereinafter - receivables) consist mainly of receivables resulting from sales of the Company's products, providing from two to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

          (a) The deposits are pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank in Israel serves the customer bank as source of financing for the purpose of the sale transaction with the Company.

                                                                ECI Telecom Ltd.

NOTE 4 - LONG-TERM BANK DEPOSITS AND RECEIVABLES, NET OF CURRENT MATURITIES (CONT'D)

     A.   CONSIST OF THE FOLLOWING: (CONT'D)

     (2) As at December 31, 2001 and 2000 - includes customer in the Philippines, amounting to $ 14 million and $ 27 million, respectively, and customer in Brazil amounting to $ 112 million and $ 34 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 15 million per customer.

     (3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.

     B.   AGGREGATE MATURITIES ARE AS FOLLOWS:

                                                                             DECEMBER 31
                                                                                    2001
                                                                          $ IN THOUSANDS
                                                                          --------------
     First year (current maturities)                                             44,417
     Second year                                                                 42,349
     Third year                                                                  24,790
     Fourth year                                                                 35,884
     Fifth year                                                                  46,489
     Thereafter                                                                  29,371
                                                                          --------------

                                                                                223,300
                                                                          ==============

     C. In 2000, the Company, and its subsidiary (Innowave), signed an agreement for supply of equipment and vendor financing with a major client of the subsidiary in the amount of US$ 168 million, which will be utilized based on certain supply milestones. At December 31, 2001, the amount owed by the client was $112 million.
          Repayment will start three years after the draw down date and will be paid in semi-annual installments over a period of four years (end of maturity after seven years). The interest rate is based on performance measurements specified in the agreement (estimated interest rate from 13% in the first years to 11% in the last years).
          In accordance with the agreement, the Company and two other international equipment suppliers received pledges on the communications operating license in the client's territories, as well as further pledges such as shareholders' guarantees, contracts pledge and revenues pledge. Management estimates that the fair value of the pledges is higher than the book value of debt (see also Note 5B).

                                                                ECI Telecom Ltd.

NOTE 5 - INVESTMENTS

     CONSIST OF THE FOLLOWING:

                                                                              DECEMBER 31        DECEMBER 31
                                                                                     2001               2000
                                                                           --------------     --------------
                                                                           $ IN THOUSANDS     $ IN THOUSANDS
                                                                           --------------     --------------
     Affiliated companies (A)                                                      4,013              7,933
     Convertible notes (B)                                                        27,000             27,000
     Other                                                                         5,528             14,279
                                                                           --------------     --------------

                                                                                  36,541             49,212
                                                                           ==============     ==============

     A.   INVESTMENT IN AFFILIATED COMPANIES COMPRISES:

                                                                              DECEMBER 31        DECEMBER 31
                                                                                     2001               2000
                                                                           --------------     --------------
                                                                           $ IN THOUSANDS     $ IN THOUSANDS
                                                                           --------------     --------------
     Cost of shares                                                                2,399              3,466
     Accumulated income (losses)                                                    (129)               854
                                                                           --------------     --------------
                                                                                   2,270              4,320
     Loans                                                                         1,743              3,613
                                                                           --------------     --------------

                                                                                   4,013              7,933
                                                                           ==============     ==============

     B.   CONVERTIBLE NOTES

     The Company has invested in convertible notes of a customer's parent company (see Note 4C), in an amount of $27 million. The maturity date of the convertible notes is November 30, 2003 and they bear interest at a rate of 5% per annum, which will be paid on the maturity date. Conversion of the notes will not give the Company significant influence in the said company. The notes which will not be converted into share capital until the maturity date or upon an IPO, will be repaid.

                                                                ECI Telecom Ltd.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

PROPERTY, PLANT AND EQUIPMENT CONSISTS OF THE FOLLOWING:

                                        FREEHOLD      MACHINERY                          OFFICE       LEASEHOLD           TOTAL
                                        LAND AND            AND           MOTOR   FURNITURE AND    IMPROVEMENTS
                                       BUILDINGS      EQUIPMENT        VEHICLES       EQUIPMENT
                                     -----------    -----------     -----------     -----------     -----------     -----------
                                     $ THOUSANDS    $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                     -----------    -----------     -----------     -----------     -----------     -----------
     COST

     Balance at
      beginning of

      year                               55,262        201,930          21,950          23,294          25,338         327,774
     Additions *                          1,269         27,987             604           1,700             890          32,450
     Disposals **                          (136)       (11,317)         (6,896)         (7,488)        (10,496)        (36,333)
                                     -----------    -----------     -----------     -----------     -----------     -----------
     Balance at end
      of year                            56,395        218,600          15,658          17,506          15,732         323,891
                                     -----------    -----------     -----------     -----------     -----------     -----------

     ACCUMULATED
      DEPRECIATION
      AND
      AMORTIZATION

     Balance at
      beginning of
      year                                9,668         86,061           8,851          12,399           8,291         125,270
     Additions *                          1,679         28,700           6,125           3,411           1,996          41,911
     Disposals **                          (110)        (6,526)         (4,606)         (6,803)        (7,593)         (25,638)
                                     -----------    -----------     -----------     -----------     -----------     -----------
     Balance at end
      of year                            11,237        108,235          10,370           9,007           2,694         141,543
                                     -----------    -----------     -----------     -----------     -----------     -----------

     UNDEPRECIATED
      BALANCE AT
      DECEMBER 31,
      2001                               45,158        110,365           5,288           8,499          13,038         182,348
                                     ===========    ===========     ===========     ===========     ===========     ===========

     Undepreciated
      balance at
      December 31,
      2000                               45,594        115,869          13,099          10,895          17,047         200,504
                                     ===========    ===========     ===========     ===========     ===========     ===========

     *    Including as a result of newly-consolidated subsidiary (see Note 19).
     ** Including amortization and write-offs derived from impairment of assets (see Note 20).

                                                                ECI Telecom Ltd.

NOTE 7 - SOFTWARE DEVELOPMENT COSTS, NET

     Capitalization and amortization of software development costs during the years ended December 31, 2001, and 2000 is comprised as follows:

                                                                     DECEMBER 31        DECEMBER 31
                                                                            2001               2000
                                                                  --------------     --------------
                                                                  $ IN THOUSANDS     $ IN THOUSANDS
                                                                  --------------     --------------
     Balance at beginning of year                                        29,054             13,559
     Capitalization of software development costs
      during the year                                                    19,407             26,921
     Amortization and write-offs during the year                        (21,375)           (11,426)
                                                                  --------------     --------------

                                                                         27,086             29,054
                                                                  ==============     ==============

NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     CONSIST OF THE FOLLOWING:

                                                                               DECEMBER 31        DECEMBER 31
                                                                                      2001               2000
                                                                            --------------     --------------
                                                                            $ IN THOUSANDS     $ IN THOUSANDS
                                                                            --------------     --------------
     Goodwill, net                                                                 51,665            130,523
     Intangible assets related to acquisitions (Note 19), net                      23,963             72,417
                                                                            --------------     --------------

     Total goodwill and intangibles (1)                                            75,628            202,940
                                                                            ==============     ==============

     (1)      Original amount                                                     270,184            259,791
              Less - accumulated amortization                                     (67,970)           (44,259)
              Less - decline in value of goodwill and other
              intangible assets                                                  (126,586)           (12,592)
                                                                            --------------     --------------

                                                                                   75,628            202,940
                                                                            ==============     ==============

     See  also Note 20 (1) (B).

                                                                ECI Telecom Ltd.

NOTE 9 - LONG-TERM LIABILITIES

     A.   LOANS

                                                                     DECEMBER 31        DECEMBER 31
                                                                            2001               2000
                                                                  --------------     --------------
                                                                  $ IN THOUSANDS     $ IN THOUSANDS
                                                                  --------------     --------------
     Long-term loans (*)                                                250,000                 --
     Less - current maturities                                           50,000                 --
                                                                  --------------     --------------

                                                                        200,000                 --
                                                                  ==============     ==============

     (*) The loans carry an annual interest rate of LIBOR + 0.8% (the LIBOR interest rate at December 31, 2001 is 1.9%), and is repayable quarterly. The payment terms are:

                                                                                     DECEMBER 31
                                                                                            2001
                                                                                  $ IN THOUSANDS
                                                                                  --------------
     First year (current maturities)                                                     50,000
     Second year                                                                         66,667
     Third year                                                                          66,667
     Fourth year                                                                         66,666
                                                                                  --------------

                                                                                        250,000
                                                                                  ==============

     B.   OTHER LIABILITIES

                                                                       DECEMBER 31        DECEMBER 31
                                                                              2001               2000
                                                                    --------------     --------------
                                                                    $ IN THOUSANDS     $ IN THOUSANDS
                                                                    --------------     --------------
     Provision for claim (*)                                                6,000              6,000
     Other liabilities                                                      5,573                302
                                                                    --------------     --------------

                                                                           11,573              6,302
                                                                    ==============     ==============

     (*)  See Note 11A(5)

                                                                ECI Telecom Ltd.

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

     A. EMPLOYEES OF THE COMPANY AND OF ITS CONSOLIDATED SUBSIDIARIES IN ISRAEL (ISRAELI COMPANIES)

     Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

     1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

     2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

          The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

     3. As to the unionized employees of Tadiran Telecommunication Ltd. (TTL) (formerly Tadiran Communications Ltd. - see Note 19) who are subject to the labor agreements which were in force in TTL, the Company's liability for termination of the employer-employee relationship is calculated on the basis of the entitling components as defined in said labor agreements, and in other labor agreements with the General Workers' Union.

          If the Company terminates the employment of these employees up to 2005, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

     4. The expenses in respect of severance and pension pay for the years ended December 31, 2001, 2000 and 1999 are $ 8,361 thousand, $8,458 thousand, and $ 4,477 thousand respectively.

     5. Company's liability for termination of the employer-employee relationship is composed as follows:

                                                                DECEMBER 31        DECEMBER 31
                                                                       2001               2000
                                                             --------------     --------------
                                                             $ IN THOUSANDS     $ IN THOUSANDS
                                                             --------------     --------------
     Provision for severance pay                                    57,474             78,847
     Amounts funded including accumulated income                    29,136             50,445
                                                             --------------     --------------

                                                                    28,338             28,402
                                                             ==============     ==============

     Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

                                                                ECI Telecom Ltd.

     B.   EMPLOYEES OF U.S. CONSOLIDATED SUBSIDIARIES (U.S. COMPANIES)

     The subsidiaries sponsors a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 197 thousand, $ 2,141 thousand and $ 977 thousand in 2001, 2000 and 1999, respectively.

     C.   EMPLOYEES IN THE REST OF THE WORLD

     The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country, if any, in which they operate.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     A.   CLAIMS AND POTENTIAL CLAIMS

     1. On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which injured purchasers of ECI stock during the investment period.

          By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.

          On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

          On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the then CFO for violation of Sections 10(b) and 10b- 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

          At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

          The Company believes that plaintiffs' claims have no basis and intends to vigorously defend the actions.

                                                                ECI Telecom Ltd.

     A.   CLAIMS AND POTENTIAL CLAIMS (CONT'D)

     2. Following the cut in workforce (see Note 20), in accordance with the reorganization plan of the Company, claims and demand for higher amounts of severance pay were submitted in the current period by former employees who were employed under personal contracts. The management of the company believes, based on the opinion of its legal advisors, that these demands will be rejected and therefore no provision was recorded in respect thereto in the financial statements.

     3. The Company and its subsidiaries conduct negotiations from time to time with international technology companies ("technology companies") regarding allegations that they are using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position.

     4. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

          The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

          Tadiran has agreed to indemnify the Company for damages above $6 million. The Company cannot estimate the results of the investigation prior to the decision of the comptroller.

     5. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

     B.   LEASE COMMITMENTS

          The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2002 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

                                                                ECI Telecom Ltd.

     B.   LEASE COMMITMENTS (CONT'D)

          Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2000, are as follows:

     YEAR ENDING DECEMBER 31                            $ IN THOUSANDS
     -----------------------                            --------------
     2002                                                      16,118
     2003                                                      13,667
     2004                                                      10,393
     2005                                                       5,068
     2006 and thereafter                                       20,492

     As   to rent expense under the Company's leases, see Note 17N and Note
     20.1C.

     C.   ROYALTY COMMITMENTS

     1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2001 the maximum future commitment of the Company is approximately US$ 136 million.

     2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

     3. During 2001, one of the Company's divisions reached agreements with Office of the Chief Scientist (OCS) in Israel, according to which the latter will be paid without dependency on the existence of future sales, an agreed-upon sum, which will constitute full and final settlement of any liability and debt which the division may have to the Chief Scientist. As a result of the above, an expense in the amount of $8,394 thousand was included in the financial statements regarding to the results of the agreement.

                                                                ECI Telecom Ltd.

     D.   FINANCIAL INSTRUMENTS

     (1)  Derivative financial instruments

          The Company is an international company and therefore its earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes in the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. The Company is exposed to market risks arising from differentials between the dollar (in which it operates) and other currencies. It is further exposed to exchange rate differentials between the balance sheet amounts of its customers, trade receivables and trade payables, as well as purchases and anticipated sales in foreign currency. These items are stated in various currencies, such as Euro, English Pound and the New Israeli Shekel.

          As part of its overall strategy to control the level of exposure to exchange rate differentials, the Company uses such derivative financial instruments as forward contracts, and options. It is Company policy to perform hedging transactions on fair value and anticipated cash flows.

          FAIR VALUE HEDGING TRANSACTIONS

          At December 31, 2001, one of the Company's subsidiaries had entered into forward contracts, realizable until March 2002, as hedging on sales contracts and commitments, as follows:

          a. commitment to sell(euro)2.9 million, in consideration for $2.6 million

          b. commitment to buy(euro)0.9 million, in consideration for $0.8 million

          Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the subsidiary does not have any exposure to exchange rate differentials in this connection.

                                                                ECI Telecom Ltd.

     D.   FINANCIAL INSTRUMENTS (CONT'D)

     (1)  Derivative financial instruments (cont'd)

          ANTICIPATED CASH FLOWS HEDGING TRANSACTIONS

          The Company designates certain derivatives to hedge its cash flows. The accounting treatment of the change in fair value of these derivatives, which hedge the exposure to changes in the cash flow of assets, liabilities or forward transactions, depends on the effectiveness of the hedging. The effective part of the change in fair value of the derivative designated to hedge the cash flows is reported first in the statement of changes in shareholders' equity (not in the statement of income) as a component of 'Other comprehensive income' and then, when the forward transaction affects the statement of income, it is reclassified to the statement of income.

          As at December 31, 2001 the Company had entered into forward currency transactions and also purchased options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

          During 2001, the Company implemented some 70 hedge transactions and strategies in respect of sales and anticipated sales amounting to
          (euro) 240 million and (pound) 12 million. The future transactions and foreign currency options are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at balance sheet date.

          Comprehensive income at December 31, 2001 relating to the above forward transactions totalled $1.8 million. This amount is expected to appear in the statement of income for the year ended December 31, 2002.

          NON-HEDGING TRANSACTIONS

          The financing expenses item includes a $1,429 thousand loss for 2001. This amount reflects a change in the fair market value of foreign currency between the future forward rate of foreign currency and the rate prevailing at the balance sheet date derived from time values not used for hedging purposes.

                                                                ECI Telecom Ltd.

     D.   FINANCIAL INSTRUMENTS (CONT'D)

     (2)  Concentration of credit risks

          Financial instruments which seem to expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables. The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.

          As to the long-term deposits and customer debts see Note 4. The management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

     (3)  Fair value in the financial statements

          Management evaluates that the fair value of the financial instruments, except for off-balance sheet transactions, is not materially different than the amounts included in the financial statements. In its determination of the fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

          - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

               The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

          -    Long-term receivables and liabilities:

               The book value is the same as the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at balance sheet date.

     E.   CAPITAL EXPENDITURE COMMITMENTS

     The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2001, the Companies are committed to invest approximately US$ 3,722 thousand pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note 15A1).

                                                                ECI Telecom Ltd.

     F.   PURCHASE COMMITMENTS

     At December 31, 2001, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $ 194,875 thousand (December 31, 2000 - US$ 335,674 thousand).

     G.   GUARANTEES

     1. At December 31, 2001, the Company has granted guarantees to third parties in the sum of $ 318 thousand mainly as guarantees for tenders which the Company has attained or in which it participates.

     2. The Company also maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts. As at December 31, 2001, these guarantees approximated $ 33,786 thousand.

     H.   COMMITMENTS

     1. In November 2001, the Company sold the operations of its information technology business ("IT"). The Company signed a five-year outsourcing contract with EDS Israel. Under the agreement, EDS Israel assumed all the IT operations and will be required to supply maintenance, support and development services during the term of the agreement, in consideration for a sum of between $15 and $ 18 million, per year.

     2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2005 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

          In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

     3. If the Company dismisses any of the remaining unionized employees of TTL, estimated at some 170 persons, by 2005, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2001, the maximum amount payable as a result of this commitment is $22 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

     4. In December 1999, an agreement was signed with SCI Systems Ltd. ("SCI") for the sale of a plant (known as Shemer) which manufactures electronic components. SCI is one of the biggest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                                                                ECI Telecom Ltd.

     I.   CONSOLIDATED COMPANY STOCK OPTIONS

     1. As at December 31, 2001, ECtel Ltd., a subsidiary traded on a US stock exchange, has options, which were granted to its employees and to a related company (see Note 19D) and which are convertible into ordinary shares. If all the options are exercised into shares, the rate of holding of the Company may decrease from 68% to 60%, without the Company incurring a capital deficiency.

     2. All the divisions which became wholly-owned subsidiaries granted options to their employees and\or to employees of the Group's head office. If these options are fully converted into shares of the subsidiaries, the equity of the subsidiaries will be diluted by 3% - 17%.

NOTE 12 - SHAREHOLDERS' EQUITY

     A.   AUTHORIZED, ISSUED AND OUTSTANDING SHARES

                                                                        AUTHORIZED
                                                             ----------------------------------
                                                               DECEMBER 31        DECEMBER 31
                                                                      2001               2000
                                                             -------------       -------------
                                                                   NUMBER OF SHARES
                                                             ----------------------------------
          NIS 0.12 par value per share                        200,000,000        200,000,000
                                                             =============       =============

     1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the NASDAQ.

     2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

     3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The investors will pay to the Company the amount of $ 50 million in consideration of the shares they will receive. The investors deposited half of the consideration with a trustee and the remaining amount will be paid upon consummation of the transaction. Consummation of the transaction is contingent upon a number of conditions, including inter alia, receiving approval of government authorities, banks and shareholders. As at the date of signing of these financial statements all the above mentioned conditions have been fulfilled and the transaction is expected to be consummated.

          The Company intends to distribute part of its Treasury stocks to the investors.

                                                                ECI Telecom Ltd.

     B.   DIVIDENDS

     Dividends may be paid by the Company only out of retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. See Note 15A(1).

     C.   SHARE INCENTIVE AND STOCK OPTION PLANS

     ECI PLAN

     a. The Company's current Key Employee Share Incentive Plan (the "ECI Plan") was adopted by the shareholders at the Annual General Meeting held on August 29, 1991. The ECI Plan will expire on December 31, 2011.

          The ECI Plan provides that options may be granted to any employee, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

          Under the terms of the ECI Plan, as of December 31, 2001, subject to shareholders approval, the Company is authorized to grant options for a total of 14,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).

          The exercise price per share under the options awards is determined on the date of grant so long as such price shall not be less than 80% of the fair market value on such date. Until the balance sheet date, options were granted to employees and directors only.

          In order to provide a framework for the grant of options to consultants and contractors of the Company as may be recommended to the Board of Directors by management, a new sub-plan under the ECI Plan (the "Consultant and Contractor Sub-Plan") was approved by the Board of Directors in November 2000. The terms and conditions of the Consultant and Contractor Sub-Plan are identical to those of the ECI Plan, except for certain paragraphs of the ECI Plan which are applicable only to employees of the Company, mainly in respect of tax matters.

                                                                ECI Telecom Ltd.

     C.   SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

     b.   Stock options under the ECI Plan are as follows:

                                                                       DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                              2001              2000               1999
                                                                  ----------------  ----------------   ----------------
                                                                  NUMBER OF SHARES  NUMBER OF SHARES   NUMBER OF SHARES
                                                                  ----------------  ----------------   ----------------
          Total number authorized                                      14,760,700        14,760,700          5,800,000
          Options unexercised at beginning of year                    (11,943,633)       (3,189,850)        (2,387,750)
          Exercised till beginning of year                             (2,028,982)       (1,795,482)        (1,466,582)
          Granted                                                        (905,000)       (9,010,033)        (1,251,000)
          Cancelled                                                       700,783            22,750            120,000
                                                                  ----------------  ----------------   ----------------

          Authorized for future grant at end
           of year                                                        643,868           788,085            814,668
                                                                  ================  ================   ================

          Exercised during the current year *                                  --           233,500            328,900
                                                                  ================  ================   ================

          * Average price of options exercised
              during the year                                                  --   $         19.12    $         16.89
                                                                  ================  ================   ================

          Options unexercised at end of year                           12,087,850        11,943,633          3,189,850
                                                                  ================  ================   ================

          Options may be exercised as follows (1):

          First year or thereafter                                      9,078,874         5,631,498          1,364,100
          Second year or thereafter                                     2,748,976         3,506,067          1,130,750
          Third year or thereafter                                        260,000         2,806,068            695,000
                                                                  ----------------  ----------------   ----------------

                                                                       12,087,850        11,943,633          3,189,850
                                                                  ================  ================   ================

                                                                ECI Telecom Ltd.

     C.   SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

     b.   Stock options under the ECI Plan (cont'd)

     (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                           2001              2000               1999
                                               ----------------  ----------------   ----------------
     DOLLARS PER  SHARE                        NUMBER OF SHARES  NUMBER OF SHARES   NUMBER OF SHARES
                                               ----------------  ----------------   ----------------
     3.25 - 7.61                                       918,600            13,600             13,600

     14.02 - 18.70                                     423,000           424,600            560,100

     20.81 - 26.38                                   1,289,016         1,298,683          1,236,500

     26.66                                           5,779,634         6,330,200                 --

     27.51 - 29.53                                   2,826,550         3,023,900          1,110,000

     30 - 40                                           852,650           852,650            269,650
                                               ----------------  ----------------   ----------------

                                                    12,087,850        11,943,633          3,189,850
                                               ================  ================   ================

                                                                ECI Telecom Ltd.

     C.   SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

     2.   ECI U.S. PLAN

     a. At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive Stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan"). Under the ECI U.S. Plan, any officer, management or other key employee of ECI Telecom Inc. may participate in the ECI U.S. Plan.

          Under the terms of the ECI U.S. Plan, the Company is authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments. The exercise price per share under the option awards is to be determined on the dates of grant, provided that
          (1) in the case of options which qualify as "incentive stock options" as defined in the Code, such price shall not be less than the fair market value on such date, and (2) in the case of options which do not qualify as incentive stock options, such price shall not be less than 80% of the fair market value on such date.

     b.   Stock options under the ECI U.S. Plan are as follows:

                                                                   DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                          2001              2000               1999
                                                                   -----------       -----------        -----------
                                                                                   NUMBER OF SHARES
                                                                   ------------------------------------------------
          Total number authorized                                     400,000           400,000            400,000
          Options unexercised at beginning of year                    (98,000)         (170,500)          (119,500)
          Exercised till beginning of year                           (106,250)          (75,750)           (58,250)
          Granted during the year                                          --                --            (78,000)
          Cancelled during the year                                        --            42,000              9,500
                                                                   -----------       -----------        -----------

          Available for future grants at end of year                  195,750           195,750            153,750
                                                                   ===========       ===========        ===========

          Exercised during the current year *                              --            30,500             17,500
                                                                   ===========       ===========        ===========

          * Average price of options exercised
            during the year                                                --         $   17.14          $   17.24
                                                                   ===========       ===========        ===========
          Options unexercised at end of year                           98,000            98,000            170,500
                                                                   ===========       ===========        ===========

          Options may be exercised as follows (1):

          First year or thereafter                                     98,000            75,500             75,500
          Second year or thereafter                                        --            22,500             60,000
          Third year or thereafter                                         --                --             35,000
                                                                   -----------       -----------        -----------

                                                                       98,000            98,000            170,500
                                                                   ===========       ===========        ===========

          (1)  As at December 31, 2001, 98,000 options are unexercised.
               The price of options unexercised are $ 17 - $ 32.94 per share.

                                                                ECI Telecom Ltd.

     C.   SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

     3.   TTL PLAN

          As a result of the Merger with TTL, the Company has options outstanding which were originally granted before the Merger under plans established by TTL (TTL plans) and subsequently converted into the Company's options at the same ratio as that for the share of TTL.

          As at December 31, 2001, 160,968 options have not yet been exercised.

          The exercise price range of options outstanding at year end are $23.16 to $36.47 per share.

     4.   FAIR VALUE METHOD

     a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

          As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 2001 to be US$ 3.9. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                             OPTION          EXPECTED          RISK FREE
          YEAR OF GRANT                        TERM        VOLATILITY      INTEREST RATE
          -------------             ---------------   ---------------    ---------------
          2001                                   5              90.0              2.00%
          2000                                   5              78.8              6.00%
          1999                                   5              58.3              6.00%

                                                                ECI Telecom Ltd.

     C.   SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

     b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income and earnings per share would have reduced to the pro forma amount below:

                                                                          YEAR ENDED DECEMBER 31
                                                           --------------------------------------------------
                                                                    2001              2000              1999
                                                           -------------     -------------      -------------
          Net income (loss) ($ in thousands)
          As reported                                          (412,376)          (91,410)           102,519
          Pro forma                                            (481,295)         (147,195)            91,010

          Basic earnings (loss) per share ($)
          As reported                                             (4.41)            (1.00)              1.12
          Pro forma                                               (5.18)            (1.60)              1.00

          Diluted earnings (loss) per share ($)
          As reported                                             (4.41)            (1.00)              1.11
          Pro forma                                               (5.18)            (1.60)              1.00

          The above pro forma amounts relate only to options granted since the beginning of 1995.

     5.   Employee Stock Purchase Plan ("ESPP")

          In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plan was approved. The ESPP permits all employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

          According to the plan, the Company sold to its employees during 2001 and 2000, 1,214,642 and 203,887 ordinary shares of the Company (which were previously treasury stock), accordingly.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 13 - BALANCES IN CURRENCIES OTHER THAN THE DOLLAR

                                              DECEMBER 31, 2001                                 DECEMBER 31, 2000
                              -----------------------------------------------  ---------------------------------------------------
                                   ISRAELI CURRENCY          FOREIGN CURRENCY       ISRAELI CURRENCY              FOREIGN CURRENCY
                              ---------------------  ------------------------  ---------------------  ----------------------------
                                LINKED(*)  UNLINKED    EURO    POUNDS  OTHERS  LINKED(*)    UNLINKED     EURO    POUNDS     OTHERS
                                                             STERLING                                          STERLING
                              -----------  --------  ------  --------  ------  ---------  ----------  -------  --------  ---------
                                                                        $ IN THOUSANDS
                              ----------------------------------------------------------------------------------------------------
         ASSETS

         Trade receivables              -    20,402  69,734     6,284  36,103     10,379      34,344   57,538     6,780     11,054
         Other current
          assets                        -    41,017  17,820     2,383  25,365          -       4,867    5,665     3,925      4,024
                              -----------  --------  ------  --------  ------  ---------  ----------  -------  --------  ---------

                                        -    61,419  87,554     8,667  61,468     10,379      39,211   63,203    10,705     15,078
                              ===========  ========  ======  ========  ======  =========  ==========  =======  ========  =========

         LIABILITIES

         Trade payables                 -    18,258  19,215     2,002  17,962        613      82,887   15,874       224     12,494
         Other current
          liabilities                   -    46,629  17,394     2,866   5,676         43      73,256    3,041     1,297     13,379

         Long-term
          liabilities

          (including current
          maturities)                   -    24,506       -         -     100     28,393           -      295         -          -
                              -----------  --------  ------  --------  ------  ---------  ----------  -------  --------  ---------

                                        -    89,393  36,609     4,868  23,738     29,049     156,143   19,210     1,521     25,873
                              ===========  ========  ======  ========  ======  =========  ==========  =======  ========  =========

         *     Linked to the Israeli CPI.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 14 - CHARGES (ASSETS PLEDGED)

     A part of the existing and future liabilities of the Company towards Israeli banks is collateralized by certain pledges on certain assets (real estate in Israel), on certain rights (shares in ECtel, Lightscape and Inovia) and on certain rights, as well as by an unlimited "negative pledge" on the assets of the Company. As a precondition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company has to maintain certain financial ratios, such as equity capital, ratio of capital to assets, current ratio and a certain ratio of operating income to the Company's liabilities and ability to meet them. According to an agreement with the lending banks, the Company was to maintain these ratios since the third quarter of 2001. Subsequent to balance sheet date, the Company reached an understanding with the said banks, according to which, subject to certain conditions, the said ratios will apply only as from the year 2002.

     See Note 4A. for pledges on deposits.

     See Note 17B. for restricted deposits.

NOTE 15 - TAXES ON INCOME

     A.   TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS:

     1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

          Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

          A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants it a reduced tax rate of 20% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (20% based on the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

          The period of benefits in respect of most of the Company's production facilities will terminate in the years 2002-2011. The Company's current investments are made under new approvals.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 15 - TAXES ON INCOME (CONT'D)

     A.   TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

          In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2001, a distribution of all accumulated profits from retained earnings as a cash dividend would result in a maximum tax expense of US$ 34.7 million as the tax rate which applies to such distribution would be 20%. Effectively such dividend distribution would be reduced by the amount of the tax. The benefits are related to the "Approved Enterprise" according to the turnover growth from plan to plan.

          In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate due to the reducing turnover at the full tax rate.

     2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

          Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel
          CPI).

     3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

          The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

          The Company also prepares consolidated tax returns for the Company and its various divisions.

     4. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is 36%.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 15 - TAXES ON INCOME (CONT'D)

     B.   NON-ISRAELI SUBSIDIARIES

     Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

     C.   TAXES ON INCOME FROM CONTINUING OPERATIONS

     Taxes on income included in the consolidated statement of income comprise the follows:

                                                                      YEAR ENDED DECEMBER 31
                                                       ---------------------------------------------------
                                                                 2001              2000               1999
                                                       --------------    --------------     --------------
                                                       $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                       --------------    --------------     --------------
     Current taxes relating to-
     The Company and its Israeli subsidiaries                   2,582              5,088             4,576
     Foreign subsidiaries                                       2,307               522              2,190
                                                       --------------    --------------     --------------

                                                                4,889             5,610              6,766
                                                       --------------    --------------     --------------

     Deferred taxes relating to -
     The Company and its Israeli subsidiaries                  (4,780)           (9,493)               422
     Foreign subsidiaries                                         112             4,299                (79)
                                                       --------------    --------------     --------------

                                                               (4,668)           (5,194)               343
                                                       --------------    --------------     --------------

                                                                  221               416              7,109
                                                       ==============    ==============     ==============

     D.   INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION

                                                                      YEAR ENDED DECEMBER 31
                                                       ---------------------------------------------------
                                                                 2001              2000               1999
                                                       --------------    --------------     --------------
                                                       $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                       --------------    --------------     --------------
     The Company and its Israeli subsidiaries                (415,500)          (33,270)           178,728
     Foreign subsidiaries                                       3,857           (26,596)            (2,373)
                                                       --------------    --------------     --------------

                                                             (411,643)          (59,866)           176,355
                                                       ==============    ==============     ==============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 15 - TAXES ON INCOME (CONT'D)

     E. RECONCILIATION OF THE STATUTORY TAX EXPENSE (BENEFIT) TO ACTUAL TAX EXPENSE

     A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                        YEAR ENDED DECEMBER 31
                                                          --------------------------------------------------
                                                                    2001             2000               1999
                                                          --------------   --------------     --------------
                                                          $ IN THOUSANDS   $ IN THOUSANDS     $ IN THOUSANDS
                                                          --------------   --------------     --------------
     Income (loss) from continuing operations as
      reported in the consolidated statements of income         (411,643)         (59,866)           176,355
                                                          ==============   ==============     ==============

     Theoretical tax on the above amount (36%)                  (148,191)         (21,551)            63,488

     Tax effect of non-Israeli subsidiaries                        1,251            2,486              2,752

     Current losses - for which no deferred tax benefit
      has been recorded                                           23,613            7,081                  -

     Cancellation of deferred taxes from prior years                   -            4,340                  -

     Utilization of capital losses for which no deferred
      taxes were recorded                                              -          (12,909)                 -

     Tax benefits arising from "Approved Enterprise"
      status and reduction in the tax rate according to
      which relevant taxes were calculated                        49,980           (3,585)           (91,726)

     Increase in taxes resulting from permanent
      differences, (mainly amortization of goodwill and
      intangibles) net                                            67,529           27,116             35,824

     Adjustments arising from differences in the
      basis of measurement for tax purposes and
      for financial reporting purposes and other*                  6,039           (2,562)            (3,229)
                                                          --------------   --------------     --------------

     Taxes on income for the reported year                           221              416              7,109
                                                          ==============   ==============     ==============

     * Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 15 - TAXES ON INCOME (CONT'D)

     F.   COMPONENTS OF DEFERRED INCOME TAX

     (1) As at December 31, 2001 and December 31, 2000, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                            DECEMBER 31        DECEMBER 31
                                                                   2001               2000
                                                         --------------     --------------
                                                         $ IN THOUSANDS     $ IN THOUSANDS
                                                         --------------     --------------
          Deferred tax assets:
          Tax credit carryforwards                                2,911              3,626
          Capital loss carrryforward                             38,607             32,400
          Operating loss carryforward (a)                        36,149             39,198
          Vacation pay accruals and severance pay fund            7,223              6,375
          Depreciation                                            3,749              2,870
          Inventory obsolescence                                      -              2,675
          Eliminated inter company profits (b)                    1,794              2,691
          0ther                                                   5,269              8,579
                                                         --------------     --------------

          Gross total deferred tax assets (c)                    95,702             98,414
          Valuation allowance for deferred tax assets (d)       (69,592)           (76,141)
                                                         --------------     --------------

          Net deferred tax assets (a)                            26,110             22,273
                                                         --------------     --------------

          Deferred tax liabilities:
          Software development costs                             (2,709)            (2,716)
          Depreciation                                                -               (261)
          Other                                                       -               (224)
                                                         --------------     --------------
          Net deferred tax liabilities                           (2,709)            (3,201)
                                                         --------------     --------------

          Deferred income tax, net                               23,401             19,072
                                                         ==============     ==============

     (a) In the opinion of the Company's management based on the past operating experience of the Company, as well as the expected budget for 2002, deferred tax has been created in respect of certain operating losses whose utilization for tax purposes in the future is probable.

     (b) These deferred taxes relate to intercompany transactions that have no impact on the consolidated income statement.

     (c) Long-term deferred taxes are included in the other assets item of the balance sheet.

     (d) The valuation allowance is in respect of capital loss carryforwards, certain operating losses carried forward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 15 - TAXES ON INCOME (CONT'D)

     F.   COMPONENTS OF DEFERRED INCOME TAX (CONT'D)

     (2) At December 31, 2001, the Company had, for tax purposes, operating loss carryforwards, capital loss carryforwards, general business and minimum alternative carryforwards of US$ 274,057 thousand, US$ 107,073 thousand, US$ 2,024 thousand and US$ 887 thousand, respectively. The capital loss carryforwards expire in 2006. The general business and other credit carryforwards expire over the period 2001 through 2009. A portion of the federal net operating loss carryforwards expires, totalling US$ 27 thousand, over 15 years beginning in 2011 and the rest remains available indefinitely. The alternative minimum tax carryforward remains available indefinitely.

     G.   TAX ASSESSMENT

     Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.

     H.   OTHER COMPREHENSIVE INCOME (LOSS)

     All the amounts presented in the statement of other comprehensive income
     (loss) are presented net of tax. The tax effect for the years ended December 31, 2001, 2000 and 1999 were $ 0 thousand, tax benefit of $ 730 thousand and tax expense of $ 730 thousand to the above mentioned years, respectively.

     I.   COMPANY SPIN-OFF

     Towards the end of 2000, the Company applied to the Israeli tax authorities for a preliminary ruling that, under Israeli tax law, its shareholders would not be liable to taxation as a result of the spin-off plan described in Note 1A.(2) above.

     The tax authorities gave their approval in 2001, depending, among other conditions, on the following:

     a. the new investors in the spun-off companies shall not constitute more than 50%;

     b. assets and liabilities shall be distributed between these companies as per special financial statements to be submitted to the tax authorities, based mainly on book values;

     c. losses for tax purposes shall be distributed between these companies pro rata to their equity;

     d. benefits accruing under the Law for the Encouragement of Capital Investments shall be computed on a consolidated basis until stage 2 of the plan is implemented and\or until another method is decided upon;

     e. certain earnings and losses shall be taxable as stated in the letter of approval.

     f. If the second stage comes into effect and one or more of these companies is split off an advance on account of taxes will have to be paid which, if all the new companies are split off, will reach US$ 15 million.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 16 - RELATED PARTY TRANSACTIONS

     Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

     a. sales of certain of the Company's products and expenses related to such sales;

     b. financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

     A.   BALANCES DUE TO OR FROM RELATED PARTIES:

                                                                   DECEMBER 31       DECEMBER 31
                                                                --------------    --------------
                                                                          2001              2000
                                                                --------------    --------------
                                                                $ IN THOUSANDS    $ IN THOUSANDS
                                                                --------------    --------------
     ASSETS:
     Trade receivables                                                   7,858            11,167
     Other receivables                                                   9,941             1,819
     Loans to affiliates (Note 5)                                        1,749             3,613

     LIABILITIES:
     Trade payables                                                          -               151
     Other payables                                                        302             9,490

     B.   INCOME FROM, AND EXPENSES TO, RELATED PARTIES:

                                                            YEAR ENDED DECEMBER 31
                                             ---------------------------------------------------
                                                       2001              2000               1999
                                             --------------     --------------    --------------
                                             $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS
                                             --------------     --------------    --------------
     Sales                                            3,791              8,950            16,950
     Cost of sales                                    3,725              5,216             7,824
     Selling and marketing expenses                     293              7,331             2,912
     General and administrative expenses                 93              2,406               141
     Financial expenses                                   4                 80             3,938
     Financial income                                     -                178               412

     C.   PURCHASE OF EQUIPMENT                           -                  -                35

     D. The Company has arms-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

     BALANCE SHEET:

     A.   CASH AND CASH EQUIVALENTS

     Including deposits of $ 190,071 thousand at December 31, 2001 (December 31, 2000 - $ 203,724 thousand).

     B.   SHORT-TERM INVESTMENTS

     Including restricted balances of $ 1,035 thousand at December 31, 2001 (December 31, 2000 - $ 9,970 thousand).

     C.   TRADE RECEIVABLES

     Net of provision for doubtful accounts of $ 28,974 thousand at December 31, 2001 (December 31, 2000 - $ 23,681 thousand). During the accounting period, the Company recorded $ 7,671 thousand as bad debts receivable (short- and long-term).

     As to sales of certain trade receivables, see Note 17M(4).

     D.   OTHER RECEIVABLES

                                                DECEMBER 31        DECEMBER 31
                                                       2001               2000
                                             --------------     --------------
                                             $ IN THOUSANDS     $ IN THOUSANDS
                                             --------------     --------------
     Employees                                        4,382              4,564
     Chief Scientist                                    864              5,487
     Deferred income tax                             16,111             14,344
     Tax authorities                                 15,515             15,386
     Accrued income                                   4,154             13,452
     Advances to suppliers                            8,875              3,705
     Related parties                                  9,941              1,819
     Others                                           6,519              7,430
                                             --------------     --------------

                                                     66,361             66,187
                                             ==============     ==============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     E.   SHORT-TERM CREDITS

     Consist of the following:

                                                DECEMBER 31        DECEMBER 31
                                                       2001               2000
                                             --------------     --------------
                                             $ IN THOUSANDS     $ IN THOUSANDS
                                             --------------     --------------
     Short term credits (*)                          70,030            231,801
     Current maturities of long term loans           50,000                  -
                                             --------------     --------------

                                                    120,030            231,801
                                             ==============     ==============

     (*) As at December 31, 2001, the loans bear an average annual interest rate of 3.1 %. See also Note 14.

     F.   OTHER PAYABLES AND ACCRUED LIABILITIES

     Consist of the following:

                                                DECEMBER 31        DECEMBER 31
                                                       2001               2000
                                             --------------     --------------
                                             $ IN THOUSANDS     $ IN THOUSANDS
                                             --------------     --------------
     Employees and social benefits                   35,098             53,817
     Chief Scientist                                 13,524             16,177
     Tax authorities                                 11,168             20,346
     Commissions payable                             20,329             28,198
     Advances from customers                         26,301              5,688
     Warranty accrual                                12,485             10,824
     Provisions related to TTL's acquisition          5,685              5,643
     Accrued expenses                                47,923             38,948
     Deferred income                                      -              2,762
     Other payables and accrued liabilities           8,267             29,787

                                             --------------     --------------

                                                    180,780            212,190
                                             ==============     ==============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

     1.   SEGMENT ACTIVITIES DISCLOSURE:

          Segment information is presented in accordance with SFAS 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&Ls), prepared on a basis inconsistent with U.S. generally accepted accounting principles.

          Hereunder the Company's segments:

          INOVIA TELECOMS (INO) - ACCESS SYSTEMS

          The access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as narrowband solutions. These products are designed to increase the transmission capacity of cable systems, as well as SDSL and ADSL systems designed for wideband home internet applications on copper wires (telephony).

          NGTS - ADVANCED TELEPHONY SOLUTIONS

          The NGTS (Next Generation Telephony System) division develops and manufactures solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. These solutions make it possible to offer telephony services over IP networks of a range and quality equal to those of traditional communications networks.

          The NGTS division specializes in supplying media gateways connecting IP networks to traditional communication networks with an emphasis on reliability and quality in the transmission of speech, fax and data suitable for international and national networks. It offers combined solutions for the transmittal of telephony over IP networks, including telephony carriers, software switching, management and service systems, combined with value added and third party services.

          Further, the NGTS division specializes in the DCME market, which enables optimal broadband use of traditional telephony systems. However, there is a sharp decline in sales of its DCME products, which used to be a material part of the sales, cash flow and profitability of the Company.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

     1.   SEGMENTS ACTIVITIES DISCLOSURE (CONT'D):

          ENAVIS NETWORKS (EN) - TRANSPORT NETWORKS

          The transport networks division develops, markets and suppliers modular solutions for broadband management on cross connect platforms, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

          Enavis provides network management systems and manufactures advanced digital cross - connect systems combining voice with data, multiplexers and other products.

          LIGHTSCAPE (NS)- OPTICAL NETWORKS

          Lightscape is a supplier of intelligent optical networking solutions for the metro and regional optical markets. Lightscape provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

          Lightscape products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM emables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

          ECI WIRELESS SYSTEMS (IW) - WIRELESS COMMUNICATION

          InnoWave was established by Tadiran Communications before the spin-off decision was taken. InnoWave supplies a local wireless communications system which is innovative, superior in quality , efficient and cost-efficient. The technology includes narrowband and wideband solutions specifically developed to address the distinct requirements of incumbent operators and competitive access providers.

          ECTEL (ECTL)

          ECtel is a developer and provider of Quality of Service (QoS) and performance monitoring, fraud prevention and billing mediation solutions for telecom service providers worldwide.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

     1.   SEGMENTS ACTIVITIES DISCLOSURE (CONT'D):

          ECI INDUSTRIES (OTHER)

          ECI Industries manufactures for the above divisions and supplies them with head office and management service. It also gives general and project management services to outside customers and others, distributes certain products of the above divisions abroad, through certain subsidiaries, and also holds other investments which are not identified with any of the operational segments. Reporting is not required of its manufacturing operations and its manufacturing costs are devolved on to the other divisions as subcontractors. This unit also includes the activities of the business systems division which specializes in end equipment and switching systems for businesses in Israel and abroad. The business systems division was sold in the beginning of the fourth quarter of 2001, therefore its results are included until the date of its sale.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

     2.   OPERATIONAL SEGMENTS P&L DISCLOSURE:

     The following financial information is the information that the management uses for analyzing the results. The figures are presented in consolidated method as presented to the management.

     P&LS BY OPERATING INCOME:

                                                                           YEAR ENDED DECEMBER 31, 2001
                                         -----------------------------------------------------------------------------------------
                                                  NS           EN           IW          INO         NGTS        ECTEL      * OTHER
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                         $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
     Revenues                                210,089      101,667      123,234      332,338       83,204       80,598       83,499
                                         ===========  ===========  ===========  ===========  ===========  ===========  ===========
     Gross profit (loss)                      42,746       37,926       33,180      (27,595)      38,306       46,783       17,961
     Operating expenses                       90,359       57,062       55,967       78,675       58,786       34,988       30,977
     Impairment of assets                          -       44,766       36,980       39,806        8,898            -        3,056
     Restructuring and spin-off expenses           -            -            -        8,394            -            -            -
     Liability for royalties payable to
      the Chief Scientist                      1,778        6,131        5,141        4,365          840            -        6,267
     Purchase of in-process research
      and development                              -            -            -            -            -          916            -
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
     Operating profit (loss)                 (49,391)     (70,033)     (64,908)    (158,835)     (30,218)      10,879      (22,339)
                                         ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                           YEAR ENDED DECEMBER 31, 2000
                                         -----------------------------------------------------------------------------------------
                                                  NS           EN           IW          INO         NGTS        ECTEL      * OTHER
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                         $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
     Revenues                                256,726      151,811      111,505      271,970      158,601       59,735      159,970
                                         ===========  ===========  ===========  ===========  ===========  ===========  ===========
     Gross profit                            116,492       77,410       46,288       10,674       99,732       33,793       41,725
     Operating expenses                      100,937       59,950       52,173       90,749       84,485       25,611       43,276
     Impairment of assets                          -            -            -        1,568          630            -       20,770
     Restructuring and Spin-off expenses         855        2,623        1,651        2,872        3,129            -       14,934
     Purchase of in-process research
      and development                              -            -        8,270       20,500            -            -            -
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
     Operating profit (loss)                  14,700       14,837      (15,806)    (105,015)      11,488        8,182      (37,255)
                                         ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                         YEAR ENDED DECEMBER 31, 2001
                                           ----------------------------
                                                    CONSOLIDATED
                                                    ------------
                                                     $ THOUSANDS
                                                    ------------
     Revenues                                          1,014,629

     Gross profit (loss)                                 189,307
     Operating expenses                                  406,814
     Impairment of assets                                133,506
     Restructuring and spin-off expenses                   8,394
     Liability for royalties payable to
      the Chief Scientist                                 24,522
     Purchase of in-process research
      and development                                        916
                                                    ------------
     Operating profit (loss)                            (384,845)
                                                    ============

                                           YEAR ENDED DECEMBER 31, 2000
                                           ----------------------------
                                                    CONSOLIDATED
                                                    ------------
                                                     $ THOUSANDS
                                                    ------------
     Revenues                                          1,170,318
                                                       =========

     Gross profit                                        426,114
     Operating expenses                                  457,181
     Impairment of assets                                 22,968
     Restructuring and Spin-off expenses                  26,064
     Purchase of in-process research
      and development                                     28,770
                                                    ------------
     Operating profit (loss)                            (108,869)
                                                    ============

     * Including profit of the business segments in the amount of $ 45,510 thousand and $ 83,099 thousand in 2001 and 2000, respectively.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

     2.   OPERATIONAL SEGMENTS P&L DISCLOSURE:

          P&LS BY OPERATING INCOME:

                                                                           YEAR ENDED DECEMBER 31, 1999
                                         -----------------------------------------------------------------------------------------
                                                  NS           EN           IW          INO         NGTS        ECTEL      * OTHER
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                         $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
     Revenues                                231,655      118,438       95,630      204,444      305,920       41,226      117,282
                                         ===========  ===========  ===========  ===========  ===========  ===========  ===========

     Gross profit                            107,642       64,476       51,180       46,704      235,930       22,328       46,163
     Operating expenses                       78,049       42,600       38,538       72,254       76,983       17,520       39,495
     Restructuring and Spin-off expenses           -            -            -       14,947            -            -            -
     Purchase of in-process research
      and development                              -       54,142       32,486            -            -            -          699
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------

     Operating profit (loss)                  29,593      (32,266)     (19,844)     (40,497)     158,947        4,808        5,969
                                         ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                               YEAR ENDED DECEMBER 31, 1999
                                               ----------------------------
                                                      CONSOLIDATED
                                                      ------------
                                                       $ THOUSANDS
                                                      ------------
     Revenues                                            1,114,595
                                                         =========

     Gross profit                                          574,423
     Operating expenses                                    365,439
     Restructuring and Spin-off expenses                    14,947
     Purchase of in-process research
      and development                                       87,327
                                                      ------------

     Operating profit (loss)                               106,710
                                                      ============

     * Including profit of the business segments in the amount of $ 92,689 thousand

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

     3.   The following financial information identifies the assets to segments:

                                                               YEAR ENDED DECEMBER 31, 2001
                            -------------------------------------------------------------------------------------------------------
                                     NS           EN           IW          INO         NGTS        ECTEL        OTHER  CONSOLIDATED
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  ------------
                            $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS   $ THOUSANDS
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  ------------
        Assets *                306,112       53,719      214,331      190,942       81,666       82,849      141,249     1,070,868
        Depreciation and
         amortization            14,777       56,476       49,351       53,652       17,624        1,435       14,940       208,255
        Capital investments      20,587        4,331        3,945        8,733        3,623       19,916        9,032        70,167

                                                               YEAR ENDED DECEMBER 31, 2000
                            -------------------------------------------------------------------------------------------------------
                                     NS           EN           IW          INO         NGTS        ECTEL      **OTHER  CONSOLIDATED
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  ------------
                            $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS  $ THOUSANDS   $ THOUSANDS
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  ------------
        Assets *                318,853      152,178      185,894      358,396      167,705       47,335      182,901     1,413,262

        Depreciation and
         amortization            13,779       13,692       10,403       19,559        9,009        1,226        6,598        74,266
        Capital investments       9,254        8,422       54,250       82,638       15,377        2,389       25,415       197,745

          * The assets include: trade receivables (short and long-term), inventories, fixed assets, goodwill and other intangibles.

          ** Including assets of the business segments in the amount of $ 42,006 thousand.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     G.   DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

     4.   INFORMATION ON SALES BY GEOGRAPHIC DISTRIBUTION (IN US$ THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2001              2000               1999
                                                     --------------    --------------     --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                     --------------    --------------     --------------
     North America                                           95,800           173,600            237,500
     Europe                                                 452,200           469,800            490,800
     Africa, Asia Pacific and Australia                     219,100           259,000            221,195
     Israel                                                 111,000           132,600            107,000
     Others                                                 136,529           135,318             58,100
                                                     --------------    --------------     --------------

                                                          1,014,629         1,170,318          1,114,595
                                                     ==============    ==============     ==============

     H.   COST OF REVENUES

                                                                   YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2001              2000               1999
                                                     --------------    --------------     --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                     --------------    --------------     --------------
     Materials and components consumed                      619,801           657,406            367,345
     Salaries, wages and employee benefits                   89,930           110,638             97,089
     Depreciation and amortization                           20,450            29,715             28,891
     Other manufacturing and other service costs             36,401            12,486             22,589
                                                     --------------    --------------     --------------

     Cost of revenues                                       766,582           810,245            515,914

     Decrease (increase) in inventories of work in
      process and finished products                         (68,533)          (99,793)             3,821
                                                     --------------    --------------     --------------
                                                            698,049           710,452            519,735

     Provision for inventory write off (see also
      Note 20)                                              108,346             9,322                  -
     Royalties to the government                             18,927            24,430             20,437
                                                     --------------    --------------     --------------

                                                            825,322           744,204            540,172
                                                     ==============    ==============     ==============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     I.   RESEARCH AND DEVELOPMENT COSTS, NET

                                                                      YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2001              2000               1999
                                                     --------------    --------------     --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                     --------------    --------------     --------------
     Expenses incurred                                      175,447           190,383            155,494
     Less - grant participations (see Note 11C)              34,041            42,756             30,347
                                                     --------------    --------------     --------------

                                                            141,406           147,627            125,147
                                                     ==============    ==============     ==============

     J.   SELLING AND MARKETING EXPENSES

                                                                  YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2001            * 2000             * 1999
                                                     --------------    --------------     --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                     --------------    --------------     --------------
     Salaries and employee benefits                          66,785            83,768             63,603
     Agents' commissions                                     29,585            42,078             34,348
     Advertising and exhibitions                              3,778             9,708              6,041
     Foreign travel                                           7,338            15,217             16,166
     Other                                                   48,198            49,626             39,818
                                                     --------------    --------------     --------------

                                                            155,684           200,397            159,976
                                                     ==============    ==============     ==============

     * Reclassified - See Note 1(O).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     K.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                                  YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2001              2000               1999
                                                     --------------    --------------     --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                     --------------    --------------     --------------
     Salaries and employee benefits                          38,780            42,643             39,641
     Rent and maintenance of premises                         2,649             2,149              1,557
     Bad and doubtful debt expenses                          27,300            11,860              6,089
     Other                                                   23,049            30,945             16,735
                                                     --------------    --------------     --------------

                                                             91,778            87,597             64,022
                                                     ==============    ==============     ==============

     L.   FINANCIAL INCOME, NET

                                                                   YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2001              2000               1999
                                                     --------------    --------------     --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                     --------------    --------------     --------------
     FINANCIAL EXPENSES:
     Interest on loans from banks and capital notes          17,988                 -              4,539
     Interest and bank charges                                5,840             7,719              2,419
     Exchange rate differences (see Note 1A(4))               3,978             3,606              2,664
                                                     --------------    --------------     --------------

                                                             27,806            11,325              9,622
                                                     ==============    ==============     ==============

     FINANCIAL INCOME:
     Interest mainly on bank deposits and other
      receivables                                            24,210            15,848             17,167
     Exchange rate differences (see Note 1A(4))               6,346             3,309              7,032
     Gain on sale and revaluation of marketable
      securities                                              3,220             6,536              4,176
                                                     --------------    --------------     --------------

                                                             33,776            25,693             28,375
                                                     ==============    ==============     ==============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     M.   OTHER INCOME (EXPENSES), NET

                                                                                YEAR ENDED DECEMBER 31
                                                                  ---------------------------------------------------
                                                                            2001              2000               1999
                                                                  --------------    --------------     --------------
                                                                  $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                  --------------    --------------     --------------
     Gain from issuance of shares and exercise of
      options by subsidiary (1)                                            5,144                 -             29,734
     Gain (loss) from sale of an affiliated company (2)                   (7,299)                -             25,572
     Gain on sale of "available for sale" securities                           -            38,538                  -
     Gain (loss) from sale of property and
      equipment, net                                                      (1,778)             (368)            (2,923)
     Loss from realization of investment and
      allowance for impairment of investment (3)                         (13,000)             (655)                 -
     Other expenses, net (4)                                                (560)           (2,880)            (1,491)
     Capital loss from sale of business operations (5)                   (17,708)                -                  -
     Capital gain from disposal of
      consolidated companies                                               2,433                 -                  -
                                                                  --------------    --------------     --------------
     Total other income (expenses), net                                  (32,768)           34,635             50,892
                                                                  ==============    ==============     ==============

     Notes (1), (2) and (3) refer to 1999 amounts only.

     (1) In October 1999, ECtel Ltd., a wholly owned subsidiary, which mainly provides solutions for fraud detection, quality monitoring of networks and interconnect billing, completed an initial public offering on the NASDAQ U.S. stock exchange. As a result of the initial public offering, holdings in ECtel declined to 75%.

         During the fourth quarter of 2001, ECtel purchased the holdings in a company owned by affiliated party, in consideration for an allotment of shares and options. As a result of the issuance of these shares and conversion of the employee stock options, the Company's holding in ECtel decreased to 68%.

     (2) Including a loss of $ 5,100 thousand, arising from the sale of an investment in an investee which was bought by the Company in 2000.

     (3) Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations. At December 31, 2001, owing to a continuing and permanent decline in the value of the shares of STAV, which are registered for trade on the NASDAQ in the US, a provision was included for impairment of value of the investment in that company.

     (4) Including expenses amounting to US$ 636 thousand and US$ 2,739 thousand for the years ended December 31, 2001 and 2000 respectively, deriving from selling certain trade account receivables, to unaffiliated financial institutions ("the Purchaser"). No recourse rights are attached to the sale, nevertheless, the Company will continue to service, administer and collect the receivables on behalf of the purchaser. During 2001 and 2000, trade account receivables amounting to US$ 67,869 thousand and US$ 117,262 thousand had been sold to the financial institutions.

     (5) During the fourth quarter, the Company completed the transaction for the sale of a division, which does not consist a segment, to a group of investors in consideration for $ 12,500 thousand. Under the agreement, all assets and liabilities of the Division were transferred, including liabilities related to employee severance agreements amounting to $
         27.5 million, serving as a cover for employee severance payments until the year 2012. (See also Note 17G).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     N.   SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                                   YEAR ENDED DECEMBER 31
                                                                  ---------------------------------------------------
                                                                            2001              2000               1999
                                                                  --------------    --------------     --------------
                                                                  $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                  --------------    --------------     --------------
     EXPENSES:
     Maintenance and repairs                                               9,841            15,606             12,951
     Depreciation of property, plant and equipment                        31,567            42,858             42,988
     Taxes (other than income taxes)                                       3,323             3,542              2,747
     Rent                                                                 21,579            17,179             12,542
     Advertising costs                                                     3,567             4,182              6,144
     Royalties                                                            19,635            24,429             20,437
     Amortization of  capitalized software                                21,375            11,426             25,259

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     O.   EARNINGS (LOSS) PER SHARE ("EPS")

     Following are the details of the basic and diluted EPS:

     1.   EPS for continuing operations

                                                 2001                             2000                           1999
                                    ------------------------------  ------------------------------  ------------------------------
                                     NET LOSS  NUMBER OF  LOSS PER   NET LOSS  NUMBER OF  LOSS PER   NET GAIN  NUMBER OF  GAIN PER
                                                  SHARES     SHARE                SHARES     SHARE                SHARES     SHARE
                                                            AMOUNT                          AMOUNT                          AMOUNT
                                    ---------  ---------  --------  ---------  ---------  --------  ---------  ---------  --------
                                         $ IN         IN         $       $ IN         IN         $       $ IN         IN         $
                                    THOUSANDS  THOUSANDS            THOUSANDS  THOUSANDS            THOUSANDS  THOUSANDS
                                    ---------  ---------  --------  ---------  ---------  --------  ---------  ---------  --------
     Basic EPS                       (415,230)    92,896     (4.47)   (63,487)    91,824     (0.69)   165,521     91,148      1.82
                                                          ========                        ========                        ========
     Effect of dilutive securities:
     Employee stock options                 -          -                    -          -                    -        893
     Convertible notes                      -          -                    -          -                3,822      3,466
                                    ---------  ---------            ---------  ---------            ---------  ---------

     Diluted EPS                     (415,230)    92,896     (4.47)   (63,487)    91,824     (0.69)   169,343     95,507      1.77
                                    =========  =========  ========  =========  =========  ========  =========  =========  ========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

     O.   EARNINGS (LOSS) PER SHARE ("EPS") (CONT'D)

     2. EPS for cumulative effect of accounting change and for discontinued operations

                                                 2001                            2000                            1999
                                    ------------------------------  ------------------------------  ------------------------------
                                         GAIN  NUMBER OF  GAIN PER       LOSS  NUMBER OF  LOSS PER       LOSS  NUMBER OF  LOSS PER
                                                  SHARES     SHARE                SHARES     SHARE                SHARES     SHARE
                                                            AMOUNT                          AMOUNT                          AMOUNT
                                    ---------  ---------  --------  ---------  ---------  --------  ---------  ---------  --------
                                         $ IN         IN         $       $ IN         IN         $       $ IN         IN         $
                                    THOUSANDS  THOUSANDS            THOUSANDS  THOUSANDS            THOUSANDS  THOUSANDS
                                    ---------  ---------  --------  ---------  ---------  --------  ---------  ---------  --------
     Basic EPS                          2,854     92,896      0.03    (27,923)    91,824     (0.31)   (63,002)    91,148     (0.70)
                                                          ========                        ========                        ========
     Effect of dilutive securities:
     Employee stock options                 -          -                    -          -                    -        893
     Convertible notes                      -          -                    -          -                    -      3,466
                                    ---------  ---------            ---------  ---------            ---------  ---------

     Diluted EPS                        2,854     92,896      0.03    (27,923)    91,824     (0.31)   (63,002)    95,507     (0.66)
                                    =========  =========  ========  =========  =========  ========  =========  =========  ========

     3.   EPS for Net income (loss)

                                                 2001                            2000                            1999
                                    ------------------------------  ------------------------------  ------------------------------
                                         LOSS  NUMBER OF  NET LOSS   NET LOSS  NUMBER OF  NET LOSS   NET GAIN  NUMBER OF  NET GAIN
                                                               PER                             PER                             PER
                                                  SHARES     SHARE                SHARES     SHARE                SHARES     SHARE
                                                            AMOUNT                          AMOUNT                          AMOUNT
                                    ---------  ---------  --------  ---------  ---------  --------  ---------  ---------  --------
                                         $ IN         IN         $       $ IN         IN         $       $ IN         IN         $
                                    THOUSANDS  THOUSANDS            THOUSANDS  THOUSANDS            THOUSANDS  THOUSANDS
                                    ---------  ---------  --------  ---------  ---------  --------  ---------  ---------  --------
     Basic EPS                       (412,376)    92,896     (4.44)   (91,410)    91,824     (1.00)   102,519     91,148      1.12
                                                          ========                        ========                        ========
     Effect of dilutive securities:
     Employee stock options                 -          -                    -          -                    -        893
     Convertible notes                      -          -                    -          -                3,822      3,466
                                    ---------  ---------            ---------  ---------            ---------  ---------

     Diluted EPS                     (412,376)    92,896     (4.44)   (91,410)    91,824     (1.00)   106,341     95,507      1.11
                                    =========  =========  ========  =========  =========  ========  =========  =========  ========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 18 - RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS

     A. THE EFFECT OF NEW FINANCIAL ACCOUNTING STANDARDS BOARD (THE "FASB") STATEMENTS IN THE PERIOD BEFORE IMPLEMENTATION

     In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 141 also specifies that types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require that recognized intangible assets be amortized over their respective estimated useful lives. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As to impairment in value, see SFAS 144 below.

     The Company adopted the provisions of Statement 141 on July 1, 2001 and Statement 142 on January 1, 2002. Goodwill and intangible assets acquired in business combinations before July 1, 2001 will continue to be amortized until December 31, 2001. See Note 19D for the accounting treatment of the acquisition of NetEye by ECtel, which took place on October 1, 2001.

     Statement 141 will require the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets.

     In connection with the transitional impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between total fair value as defined above and carrying value of all the reporting segments is defined as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be included in goodwill. This is the second step in assessing the impairment and it must be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the effect of a change in accounting principle in the Company's statement of earnings and will be recorded retroactively to January 1, 2002. Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact the adoption of these Statements is expected to have on the Company's financial statements.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 18 - RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS (CONT'D)

     B.   FASB STATEMENT NO. 143

     In June 2001, the FASB issued Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is adjusted at the end of each period to reflect the passage of time, the timing of the retirement, and/or its expected amount. In the opinion of management, adoption of this Standard is not expected to have any material effect on its financial position and/or operating results.

     C.   FASB STATEMENT NO. 144

     In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS No.144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. In addition, SFAS 144 requires the Company to show separately operations which have been disposed of (sold, abandoned or liquidated) or classified as up for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 as of January 1, 2002.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 19 - ACQUISITIONS

     A.   TADIRAN TELECOMMUNICATIONS LTD. (HEREINAFTER "TTL")

     Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter " merger").

     The cost of the purchase totaled $403.8 million, which included cost excesses in the amount of $229.9 million, as follows:

                                           $ IN THOUSANDS
                                           --------------
     R&D in process (*)                            87,327
     Goodwill and intangible assets               142,583
                                           --------------

                                                  229,910
                                           ==============

     (*) See Note 19E. below.

     In the merger agreement, the Company undertook to indemnify the seller in respect of losses and damages incurred by the latter in respect of future claims against the seller or its subsidiaries and for which a provision was not recorded in respect thereto in the financial statements of the Company.

     The indemnification will take place if the tax amounts are higher than the minimum amounts defined in the agreement.

     B.   WAVE PACER DSL DIVISION

     In April 2000, ECI and its subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herdon, Virginia, for an initial cash consideration of $62.7 million. The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million relates to in-process research and development, which has been written off to the statement of income (as to the valuation of IPR&D - See Note 19E.).
     In 2001 the management of the Company decided that there was impairment in the value of goodwill and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20(1)(B).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 19 - ACQUISITIONS (CONT'D)

     C.   WINNET METROPOLITAN COMMUNICATION SYSTEM INC. (WINNET).

     In June 2000, a wholly-owned subsidiary purchased for a total consideration of $40.5 million, all the rights in WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, the Company paid approximately an additional $ 7 million, since certain milestones stipulated in the purchase agreement were achieved during 2000.

     The excess of the purchase price over the fair value of the net tangible assets amounted to $ 47.6 million, of which $ 8.3 million relates to in-process research development, which has been written off to the statement of income. (As to the valuation of IPR&D - See Note 19(E) below).

     In 2001 the management of the Company decided that there was impairment in the value of goodwill and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20(1)(B).

     D.   ACQUISITION OF TELRAD HAWK NET-I LTD.("NETEYE")

     On October 1, 2001, ECtel, a consolidated company, acquired, from a related party, complete ownership of NetEye, including shareholders' loans. NetEye is engaged in the research, development and marketing of real time fraud management in Internet and next generation telecommunications networks. In consideration of the purchase, ECtel issued shares and options totalling $ 16,500 thousand. The transaction was accounted for by the purchase method according to Statement of Financial Accounting Standards (SFAS) No. 141 - "Business Combinations" (see Note 18A for business combinations after July 1, 2001). Goodwill, in the amount of $ 16,348 thousand and other intangible assets arising from acquisition of shares of NetEye are subject to amoritzation in accordance with SFAS No. 142 (See Note 18A). According to SFAS No. 142 requirements, goodwill and other intangible assets with indefinite useful lives, are no longer amortized, but instead tested for impairment at least annually. As a result of the share issuance of ECtel, the Company decreased its share holding and recorded a gain in the amount of $ 4,744 thousand (see Note 17M.(1)).

     E.   IN PROCESS RESEARCH AND DEVELOPMENT (IPR&D)

     In process research and development was calculated in accordance with an external valuation which is based on the principles stated in SFAS 2 and its related clarifications, regarding research and development components that have not yet developed into proof of technological feasibility and for which there is no future alternative use. The calculation of the research and development stage of each R&D project included:.

       -  Analysis of the completion and development stage of each R&D project.
       - Estimate of the costs required to complete the project and of bringing it to maturity.
       - The anticipated contribution from sale of the products being developed by the R&D project.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND NON-RECURRING CHARGES

     1.   FOR THE YEAR ENDED DECEMBER 31, 2001

     During the accounting period the Company's management had to adjust their forecast for 2001 turnover significantly, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products. Management therefore decided to make far-reaching cutbacks, including, among other steps, the dismissal of 1,400 employees (in addition to the 400 whose employment was terminated at the end of December 2000), representing 30% of its total work force. Also it has been decided to abandon abandoning manufacturing and marketing of certain product lines as well as marketing activities in certain geographic areas.

     Following the above-mentioned, the Company included losses in its financial statements regarding Inventory write-offs, impairment of long lived assets (mainly goodwill) and other expenses relating to restructuring (mainly severance pay), as detailed below:

     A.   INVENTORY WRITE OFF

     Following the adjusted budget and abandonment of products as described above, Company's management wrote off $ 108,346 thousand of inventories which, in their estimation, reflects the write-off of inventory to its fair market value.

     B.   IMPAIRMENT OF LONG-LIVED ASSETS

     (1) During the second quarter of 2000, the Company acquired two activities in the United States in the amount of approximately $ 110 million (see Notes 19B and 19C). these acquisitions relate to:

          Winnet Metropolitan Communications System Inc.      - developing products for broadband wireless
                                                                systems-

          Wavepacer DSL Division                              - developing products for access solutions

     During the reporting year, material changes took place worldwide in the telecommunications market, which had far-reaching implications for the Company. Management therefore decided to halt the development activities of Wavepacer and to dismiss most of its employees.

     Accordingly, the financial statements for 2001 include losses totalling $
     67.4 million, representing the decline in value of goodwill and other intangible assets owing to the acquisition of the above business entities. This figure reflects, in management's opinion, the value of assets which are not recoverable. In determining the amount of the write down, the Company followed the guidance of FAS 121 using a discounted cash flow model for the foreseeable future cash flows to be realized for these assets. In addition, the impairment write down includes an amount of $ 4.5 million, related mainly to the fixed assets of said activities.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND NON-RECURRING CHARGES (CONT'D)

     1.   FOR THE YEAR ENDED DECEMBER 31, 2001 (CONT'D)

     (2) Following material changes in the operations of Enavis and their effect on the results of operations which are reflected by, inter alia, a decline of about 50% the volume of sales in comparison with the sales in the past, and in light of the examination made by management of the Company of the updated business model, budgets and forecast of cash flows for the future operations of Enavis, a $ 44 million loss was recorded in the financial statements owing to a decline in the value of the goodwill of Enavis. The figure was determined according to the guidelines of SFAS 121, as stated in Note 1B.1 above.

     (3) The financial statements include losses from the decline in value of additional intangible assets and other fixed assets in the amount of $
          17.6 million.

     C.   REORGANIZATION AND SPIN OFF COSTS

          As part of the sharp and unexpected decline in demand for telecommunication equipment, including the Company's product, the managers of the Company as well as of the various subsidiaries made decisions with respect to business and operating plans. It was decided to stop manufacturing and developing certain products including the related costs the Company will have to pay, to dismiss employees and other expenses related to the reorganization, as follows:

                                                                       DECEMBER 31
                                                                              2001
                                                                       -----------
                                                                       $ THOUSANDS
                                                                       -----------
          Severance expenses                                                11,796
          Rent contracts expenses (*)                                        5,995
          Consultation (legal, tax and other)                                1,475
          Other (mainly because of cancellation of contracts)                5,256
                                                                       -----------

                                                                            24,522
                                                                       ===========

          (*) From which no economic benefit is expected, due to shut-down of operations.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND NON-RECURRING CHARGES (CONT'D)

     2.   FOR THE YEAR ENDED DECEMBER 31, 2000

     As part of the spin-off plan, as approved by the Board of Directors at November 7, 2000, the management of the Company as well as management of the divisions decided to prepare new operating plans for the future. Accordingly, the financial statements include losses regarding impairment of long-lived assets, costs related to reorganization (mainly termination of employees) as follows:

     A.   RESTRUCTURING AND SPIN OFF EXPENSES

                                                                       DECEMBER 31
                                                                              2000
                                                                       -----------
                                                                       $ THOUSANDS
                                                                       -----------
          Severance expenses                                                16,269
          Rent contracts expenses                                            2,064
          Consultation (legal, tax and other)                                4,736
          Others                                                             2,995
                                                                       -----------

                                                                            26,064
                                                                       ===========

     B.   IMPAIRMENT OF LONG-LIVED ASSETS

                                                                       DECEMBER 31
                                                                              2000
                                                                       -----------
                                                                       $ THOUSANDS
                                                                       -----------
          Intangible assets of acquired company                             12,592
          Fixed assets                                                      10,376
                                                                       -----------

                                                                            22,968
                                                                       ===========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND NON-RECURRING CHARGES (CONT'D)

     3.   FOR THE YEAR ENDED DECEMBER 31, 1999

     Following the merger with TTL, an analysis was performed of ECI's product lines to determine where products which were duplicative with products which were offered by TTL existed. Based on this analysis and a comparison of functionality and features of the respective products, the Company recorded a charge of $ 14,947 thousand regarding assets and liabilities of ECI, as follows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31
                                                                            1999
                                                                     -----------
                                                                     $ THOUSANDS
                                                                     -----------
     Inventory write-down                                                  3,518
     Equipment write-down                                                  2,352
     Capitalized software write-down                                       2,414
     Severance pay                                                         5,950
     Others                                                                  713
                                                                     -----------
                                                                          14,947
                                                                     ===========

NOTE 21 - SUBSEQUENT EVENTS

     After the end of the reporting year, Management decided to earmark 17% of the equity of ECtel Ltd. for sale. At the date of signature of the financial statements, the Company came to an agreement with third parties for the sale of half of the above, at a profit (before tax on income) of $ 11 million. Therefore, the rate of holding of the company in ECtel declined to 59%. The sale is dependent on various authorizations, as defined in the agreement.

                                ECI TELECOM LTD.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS AT DECEMBER 31, 2001